Filed Pursuant to Rule 424(b)(3)
Registration No. 333-173042

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 29, 2011)

AMC Entertainment Inc.

$300,000,000 8% Series B Senior Subordinated Notes due 2014
$600,000,000 8.75% Senior Notes due 2019
$600,000,000 9.75% Senior Subordinated Notes due 2020

        This is supplement No. 2 to AMC Entertainment Inc.'s market-making prospectus dated June 29, 2011. The prospectus is a combined prospectus under Rule 429 of the Securities Act of 1933, as amended (the "Act"), that relates to each of the several series of notes issued by AMC Entertainment Inc. and the related guarantees thereof (the "Securities") that previously have been registered with the Commission. Each series of Securities has been registered under the Act on registration statements bearing the following File Nos.: 333-113911, 333-160179 and 333-171819.

Recent Developments

        We have attached to this prospectus supplement the Quarterly Report on Form 10-Q of AMC Entertainment Inc. for the quarterly period ended September 29, 2011. The attached information updates and supplements, and should be read together with, AMC Entertainment Inc.'s prospectus dated June 29, 2011, as supplemented from time to time.

        See "Risk Factors" beginning on page 11 of the prospectus for a discussion of certain risks you should consider before making an investment decision in the notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        We prepared this prospectus for use by Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC. in connection with offers and sales related to market making transactions in the notes. Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC. may act as principals or agents in these transactions. These sales will be made at prices related to prevailing market prices at the time of sale. We will not receive any of the proceeds of these sales. The closing of the offerings of the notes referred to in the prospectus, which constituted delivery of the notes by us, occurred on February 24, 2004, in the case of the 2014 Notes, June 9, 2009, in the case of the 2019 Notes and December 15, 2010, in the case of the 2020 Notes.

The date of this prospectus supplement is November 10, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)
☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 29, 2011
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-8747

AMC ENTERTAINMENT INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	43-1304369 (I.R.S. Employer Identification No.)
920 Main Kansas City, Missouri (Address of principal executive offices)	64105 (Zip Code)

(816) 221-4000
(Registrant's telephone number, including area code)

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

        Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒    No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

        Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

        Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Title of Each Class of Common Stock	Number of Shares Outstanding as of September 29, 2011
Common Stock, 1¢ par value	1

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

PART I—FINANCIAL INFORMATION

Item 1.    Financial Statements. (Unaudited)

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	September 29, 2011	September 30, 2010	September 29, 2011	September 30, 2010
	(unaudited)		(unaudited)
Revenues
Admissions	$475,504	$458,572	$953,594	$907,169
Concessions	188,236	179,712	380,800	355,671
Other theatre	19,683	15,341	39,165	31,737

Total revenues	683,423	653,625	1,373,559	1,294,577

Operating Costs and Expenses
Film exhibition costs	256,242	242,181	515,457	481,004
Concession costs	25,606	23,805	51,862	44,301
Operating expense	188,788	173,835	368,518	321,476
Rent	118,299	121,481	235,556	236,035
General and administrative:
Merger, acquisition and transaction costs	724	5,219	1,336	10,975
Management fee	1,250	1,250	2,500	2,500
Other	13,801	17,987	28,251	31,058
Depreciation and amortization	51,353	52,355	103,171	100,958

Operating costs and expenses	656,063	638,113	1,306,651	1,228,307

Operating income	27,360	15,512	66,908	66,270
Other expense (income)
Other income	(9,432)	(7,746)	(11,529)	(9,685)
Interest expense:
Corporate borrowings	40,171	32,731	80,022	65,750
Capital and financing lease obligations	1,493	1,625	2,991	3,008
Equity in (earnings) losses of non-consolidated entities	4,801	(5,332)	4,305	(3,566)
Gain on NCM transactions	—	(64,648)	—	(64,648)
Investment income	(13)	(54)	(40)	(104)

Total other expense (income)	37,020	(43,424)	75,749	(9,245)

Earnings (loss) from continuing operations before income taxes	(9,660)	58,936	(8,841)	75,515
Income tax provision (benefit)	545	(1,150)	1,070	5,800

Earnings (loss) from continuing operations	(10,205)	60,086	(9,911)	69,715
Loss from discontinued operations, net of income taxes	(18)	(8)	(27)	(25)

Net earnings (loss)	$(10,223)	$60,078	$(9,938)	$69,690

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	September 29, 2011	March 31, 2011
	(unaudited)
ASSETS
Current assets:
Cash and equivalents	$324,789	$301,158
Receivables, net	30,836	26,692
Other current assets	90,687	88,149

Total current assets	446,312	415,999
Property, net	922,134	958,722
Intangible assets, net	142,602	149,493
Goodwill	1,923,667	1,923,667
Other long-term assets	277,804	292,364

Total assets	$3,712,519	$3,740,245

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accounts payable	$158,561	$165,416
Accrued expenses and other liabilities	154,014	138,987
Deferred revenues and income	147,840	141,237
Current maturities of corporate borrowings and capital and financing lease obligations	9,453	9,955

Total current liabilities	469,868	455,595
Corporate borrowings	2,095,047	2,096,040
Capital and financing lease obligations	60,820	62,220
Deferred revenues—for exhibitor services agreement	331,277	333,792
Other long-term liabilities	421,053	432,439

Total liabilities	3,378,065	3,380,086

Commitments and contingencies
Stockholder's equity:
Common Stock, 1 share issued with 1¢ par value	—	—
Additional paid-in capital	553,273	551,955
Accumulated other comprehensive loss	(21,076)	(3,991)
Accumulated deficit	(197,743)	(187,805)

Total stockholder's equity	334,454	360,159

Total liabilities and stockholder's equity	$3,712,519	$3,740,245

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Twenty-six Weeks Ended
	September 29, 2011	September 30, 2010
	(unaudited)
Cash flows from operating activities:
Net earnings (loss)	$(9,938)	$69,690
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	103,171	100,958
Theatre and other closure expense	4,066	675
Gain on NCM transactions	—	(64,648)
Equity in earnings and losses from non-consolidated entities, net of distributions	14,553	6,609
Gain on dispositions	—	(9,983)
Change in assets and liabilities, net of acquisitions:
Receivables	(4,461)	2,577
Other assets	(2,538)	53
Accounts payable	(6,695)	(51,113)
Accrued expenses and other liabilities	13,270	(34,139)
Other, net	(3,687)	4,311

Net cash provided by operating activities	107,741	24,990

Cash flows from investing activities:
Capital expenditures	(56,508)	(46,711)
Acquisition of Kerasotes, net of cash acquired	—	(280,606)
Proceeds from sale/leaseback of digital projection equipment	953	1,655
Proceeds from NCM, Inc. stock sale	—	102,224
Proceeds from disposition of Cinemex	—	860
Investments in non-consolidated entities, net	(21,699)	(203)
Proceeds from the disposition of long-term assets	801	55,991
Other, net	(237)	(2,361)

Net cash used in investing activities	(76,690)	(169,151)

Cash flows from financing activities:
Deferred financing costs	(585)	(95)
Principal payments under capital and financing lease obligations	(1,869)	(2,072)
Principal payments under Term Loan	(1,625)	(3,250)
Change in construction payables	(4,194)	(3,524)
Dividends paid to Marquee Holdings Inc.	—	(15,184)

Net cash used in financing activities	(8,273)	(24,125)
Effect of exchange rate changes on cash and equivalents	853	(205)

Net increase (decrease) in cash and equivalents	23,631	(168,491)
Cash and equivalents at beginning of period	301,158	495,343

Cash and equivalents at end of period	$324,789	$326,852

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 29, 2011

(Unaudited)

NOTE 1—BASIS OF PRESENTATION

        AMC Entertainment® Inc. ("AMCE" or the "Company") is an intermediate holding company, which, through its direct and indirect subsidiaries, including American Multi-Cinema, Inc. ("AMC") and its subsidiaries, and AMC Entertainment International, Inc. ("AMCEI") and its subsidiaries (collectively with AMCE, unless the context otherwise requires, the "Company"), is principally involved in the theatrical exhibition business and owns, operates or has interests in theatres located in the United States, Canada, China (Hong Kong), France and the United Kingdom.

        AMCE is a wholly owned subsidiary of AMC Entertainment Holdings, Inc. ("Parent"), which is owned by J.P. Morgan Partners, LLC and certain related investment funds ("JPMP"), Apollo Management, L.P. and certain related investment funds ("Apollo"), affiliates of Bain Capital Partners ("Bain"), The Carlyle Group ("Carlyle") and Spectrum Equity Investors ("Spectrum") (collectively the "Sponsors").

        The accompanying unaudited consolidated financial statements have been prepared in response to the requirements of Form 10-Q and should be read in conjunction with the Company's Annual report on Form 10-K for the year ended March 31, 2011. The March 31, 2011 consolidated balance sheet data was derived from the audited balance sheet included in the Form 10-K, but does not include all disclosures required by generally accepted accounting principles. In the opinion of management, these interim financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the Company's financial position and results of operations. Due to the seasonal nature of the Company's business, results for the twenty-six weeks ended September 29, 2011 are not necessarily indicative of the results to be expected for the fiscal year (52 weeks) ending March 29, 2012. The Company manages its business under one operating segment called Theatrical Exhibition.

        Use of Estimates:    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to: (1) Impairments, (2) Film exhibition costs, (3) Income and operating taxes, (4) Theatre and other closure expense and (5) Gift card and packaged ticket revenues. Actual results could differ from those estimates.

        Guest Frequency Program:    On April 1, 2011, the Company fully launched AMC Stubs™, a guest frequency program, which allows members to earn rewards, including $10 for each $100 spent, redeemable on future purchases at AMC locations. The portion of the admissions and concessions revenues attributed to the rewards is deferred at retail value as a reduction of admissions and concessions revenues, based on member redemptions. Rewards must be redeemed no later than 90 days from the date of issuance. Upon redemption, rewards are recognized as revenues at retail value along with associated actual cost of goods. Rewards not redeemed within 90 days are forfeited and recognized as admissions or concessions revenues based on original point of sale. The program's $12 annual membership fee is deferred, net of estimated refunds, and is recognized ratably over the one-year membership period.

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 1—BASIS OF PRESENTATION (Continued)

        Other Income:    The following table sets forth the components of other income:

	Thirteen Weeks Ended		Twenty-six Weeks Ended
(In thousands)	September 29, 2011	September 30, 2010	September 29, 2011	September 30, 2010
Gift card redemptions considered to be remote	$(9,456)	$(7,614)	$(11,893)	$(9,553)
Other (income) expense	24	(132)	364	(132)

Total other income	$(9,432)	$(7,746)	$(11,529)	$(9,685)

NOTE 2—ACQUISITION

        On May 24, 2010, the Company completed the acquisition of substantially all of the assets (92 theatres and 928 screens) of Kerasotes Showplace Theatres, LLC ("Kerasotes"). Kerasotes operated 95 theatres and 972 screens in mid-sized, suburban and metropolitan markets, primarily in the Midwest. The acquisition of Kerasotes was treated as a purchase in accordance with Accounting Standards Codification, ("ASC") 805, Business Combinations. The total purchase price for the Kerasotes theatres was $281,415,000. Results of operations of Kerasotes are included in the Company's Consolidated Statements of Operations from May 24, 2010.

        During fiscal 2011, in connection with the acquisition of Kerasotes, the Company divested of seven Kerasotes theatres with 85 screens as required by the Antitrust Division of the United States Department of Justice. The Company was also required by the Antitrust Division of the United States Department of Justice to divest of four AMC theatres with 57 screens. Additionally, the Company acquired two theatres with 26 screens that were received in exchange for three of the AMC theatres with 43 screens.

        The following unaudited pro forma information summarizes the results of operations as if the Kerasotes acquisition and the required divestitures had occurred as of the beginning of fiscal 2011:

(In thousands)	Pro forma Thirteen Weeks Ended September 30, 2010	Pro forma Twenty-six Weeks Ended September 30, 2010
	(unaudited)	(unaudited)
Total revenues	$651,783	$1,323,164
Net earnings	60,138	64,131

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 3—COMPREHENSIVE EARNINGS (LOSS)

        The components of comprehensive earnings (loss) are as follows:

	Thirteen Weeks Ended		Twenty-six Weeks Ended
(In thousands)	September 29, 2011	September 30, 2010	September 29, 2011	September 30, 2010
Net earnings (loss)	$(10,223)	$60,078	$(9,938)	$69,690
Foreign currency translation adjustment	5,644	(3,240)	5,011	(1,348)
Pension and other benefit adjustments	(220)	(220)	(442)	(282)
Change in fair value of marketable securities	(16,752)	1,237	(21,641)	917
Net gain on marketable securities reclassified to investment income	(13)	—	(13)	—

Total comprehensive earnings (loss)	$(21,564)	$57,855	$(27,023)	$68,977

NOTE 4—STOCKHOLDER'S EQUITY

        AMCE has one share of Common Stock issued as of September 29, 2011, which is owned by Parent.

Stock-Based Compensation

        The Company has no stock-based compensation arrangements of its own, but Parent has adopted a stock-based compensation plan. The Company has recorded stock-based compensation expense of $827,000 and $728,000 within general and administrative: other during the thirteen weeks ended September 29, 2011, and September 30, 2010, respectively and $1,318,000 and $864,000 during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. Compensation expense for stock options and restricted stock are recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. The Company's financial statements reflect an increase to additional paid-in capital related to stock-based compensation of $1,318,000 during fiscal 2012. As of September 29, 2011, there was approximately $6,070,000 of total estimated unrecognized compensation cost related to nonvested stock-based compensation arrangements expected to be recognized over a weighted average 2.5 years.

2010 Equity Incentive Plan

        The 2010 Equity Incentive Plan ("Plan") provides for grants of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, other stock-based awards or performance-based compensation awards and permits a maximum of 39,312 shares of common stock of Parent to be issued under the Plan. As of September 29, 2011, approximately 27,234 shares were available for grant under the Plan, including 2,914 shares awarded that have not been granted. The Company accounts for stock options using the fair value method of accounting and has elected to use the simplified method for estimating the expected term of "plain vanilla" share option grants, as it does not have enough historical experience to provide a reasonable estimate. The common stock value of $755 per share was based upon a contemporaneous valuation reflecting market conditions on June 22,

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 4—STOCKHOLDER'S EQUITY (Continued)

2011, which was prepared by an independent third party valuation specialist, and was used to estimate grant value of 1,346 shares of restricted stock (performance vesting) granted on June 22, 2011. The third party valuation was reviewed by management and provided to our Board of Directors and the Compensation Committee of our Board of Directors. In determining the fair market value of our common stock, the Board of Directors and the Compensation Committee of our Board of Directors considered the valuation report and other qualitative and quantitative factors that they considered relevant.

        The award agreements, which consisted of grants of non-qualified stock options, restricted stock (time vesting), and restricted stock (performance vesting) to certain of its employees under the 2010 Equity Incentive Plan, generally have the following features, subject to discretionary approval by Parent's compensation committee:

  •
  Non-Qualified Stock Option Award Agreement: Twenty-five percent of the options will vest on each of the first four anniversaries of the date of grant; provided, however, that the options will become fully vested and exercisable if within one year following a Change of Control (as defined in the Plan), the participant's service is terminated by the Company without cause. The stock options have a ten year term from the date of grant. During the twenty-six weeks ended September 29, 2011, there was a stock option grant for 7 shares.

  •
  Restricted Stock Award Agreement (Time Vesting): The restricted shares will become vested on the fourth anniversary of the date of grant; provided, however, that the restricted shares will become fully vested if within one year following a Change of Control, the participant's service is terminated by the Company without cause. During the twenty-six weeks ended September 29, 2011, there was a restricted stock (time vesting) grant of 7 shares.

  •
  Restricted Stock Award Agreement (Performance Vesting): In fiscal 2011, the Board approved the award of 5,542 shares of restricted stock (performance vesting), of which 1,346 shares have been granted in fiscal 2012. Approximately twenty-five percent of the total restricted shares of 5,542 approved by the Board will be granted each year over a four-year period starting in fiscal 2011. Each grant has a vesting term of approximately one year conditioned upon the Company meeting certain pre-established annual performance targets; provided, however, that the restricted shares will become fully vested if within one year following a Change of Control, the participant's service is terminated by the Company without cause. The fiscal 2012 performance target was communicated on June 22, 2011 following ASC 718-10-55-95 and the estimated grant date fair value was $1,016,000, or approximately $755 per share.

        The number of shares of stock options outstanding and exercisable at September 29, 2011 was 35,681.418 and 19,369.198, respectively, with a weighted average exercise price per share of $449.91 and $446.71, respectively. At March 31, 2011, the number of shares of stock options outstanding was 35,684.168 with a weighted average exercise price per share of $449.93. The number of unvested shares of restricted stock at September 29, 2011 and March 31, 2011 was 6,709 and 5,372, respectively, with a weighted average grant date fair value of $752.60 and $752.00, respectively.

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 5—INVESTMENTS

        Investments in non-consolidated affiliates and certain other investments accounted for following the equity method generally include all entities in which the Company or its subsidiaries have significant influence, but not more than 50% voting control. Investments in non-consolidated affiliates as of September 29, 2011, include a 15.63% interest in National CineMedia, LLC ("NCM"), a 50% interest in two U.S. theatres and one IMAX screen, a 26.22% equity interest in Movietickets.com ("MTC"), a 50% interest in Midland Empire Partners, LLC ("MEP"), a 29% interest in Digital Cinema Implementation Partners, LLC ("DCIP"), and a 50% interest in Open Road Releasing, LLC, operator of Open Road Films, LLC ("ORF"). Indebtedness held by equity method investees is non-recourse to the Company.

RealD Inc. Common Stock

        The Company holds an investment in RealD Inc. common stock, which is accounted for as an equity security, available for sale, and is recorded in the Consolidated Balance Sheets in other long-term assets at fair value (Level 1). As of September 29, 2011, the amount of unrealized loss for marketable securities, recorded in accumulated other comprehensive loss, was approximately $15,400,000 due to the decline in fair value of the investment in RealD Inc. common stock. The Company reviewed the unrealized loss for a possible other-than-temporary impairment and determined that the loss as of September 29, 2011 was not other-than-temporary. Consideration was given to the financial condition and near-term prospects of the issuer, the length of time and extent to which the fair value has been less than cost, and the Company's intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. The investment in RealD Inc. common stock has been in an unrealized loss position for less than three months at September 29, 2011. The impairment analysis requires significant judgment to identify events or circumstances that would likely have a significant adverse effect on the future value of the investment. The Company will continue to monitor the fair value of its investments at each reporting period for a possible other-than-temporary impairment.

        Condensed financial information of our non-consolidated equity method investments is shown below. Amounts are presented under U.S. GAAP for the periods of ownership by the Company.

        Operating Results:

	Thirteen Weeks Ended September 29, 2011
(In thousands)	NCM	DCIP	ORF	Other	Total
Revenues	$135,973	$32,212	$4,998	$13,606	$186,789
Operating costs and expenses	79,267	37,567	27,127	12,910	156,871

Net earnings (loss)	$56,706	$(5,355)	$(22,129)	$696	$29,918

The Company's recorded equity in earnings (loss)	$7,275	$(1,438)	$(11,065)	$427	$(4,801)

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 5—INVESTMENTS (Continued)

	Twenty-six Weeks Ended September 29, 2011
(In thousands)	NCM	DCIP	ORF	Other	Total
Revenues	$249,936	$61,362	$4,998	$18,178	$334,474
Operating costs and expenses	155,668	71,409	29,391	17,734	274,202

Net earnings (loss)	$94,268	$(10,047)	$(24,393)	$444	$60,272

The Company's recorded equity in earnings (loss)	$10,514	$(2,936)	$(12,197)	$314	$(4,305)

	Thirteen Weeks Ended September 30, 2010
(In thousands)	NCM	DCIP	ORF	Other	Total
Revenues	$125,717	$10,268	$—	$13,446	$149,431
Operating costs and expenses	73,187	22,068	—	13,636	108,891

Net earnings (loss)	$52,530	$(11,800)	$—	$(190)	$40,540

The Company's recorded equity in earnings (loss)	$8,976	$(3,412)	$—	$(232)	$5,332

	Twenty-six Weeks Ended September 30, 2010
(In thousands)	NCM	DCIP	ORF	Other	Total
Revenues	$224,715	$15,554	$—	$23,086	$263,355
Operating costs and expenses	144,639	45,508	—	23,773	213,920

Net earnings (loss)	$80,076	$(29,954)	$—	$(687)	$49,435

The Company's recorded equity in earnings (loss)	$12,434	$(8,581)	$—	$(287)	$3,566

DCIP Transactions

        The Company recorded equity in losses from DCIP of $1,438,000 and $3,412,000 during the thirteen weeks ended September 29, 2011 and September 30, 2010, respectively and $2,936,000 and $8,581,000 during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. As of September 29, 2011 and March 31, 2011, the Company had recorded $3,178,000 and $3,376,000 respectively, of amounts due from DCIP related to equipment purchases made on behalf of DCIP for the installation of digital projection systems. After the projectors are installed and the Company is reimbursed for its installation costs, the Company will make capital contributions to DCIP for projector and installation costs in excess of the cap ($68,000 per system for digital conversions). The Company pays equipment rent monthly and records the equipment rental expense on a straight-line basis, including scheduled escalations of rent to commence after six and one-half years from the inception of the agreement. The difference between the cash rent and straight-line rent is recorded to deferred rent, a long-term liability account. As of September 29, 2011 and March 31, 2011, the Company had recorded $3,113,000 and $1,471,000 of deferred rent liability, respectively. The Company recorded digital equipment rental expense of $1,715,000 and $582,000 during the thirteen weeks ended September 29, 2011 and September 30, 2010, respectively and $3,240,000 and $942,000 during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively.

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 5—INVESTMENTS (Continued)

Open Road Films Transactions

        As of September 29, 2011, the Company had recorded $1,065,000 of amounts due to ORF related to film exhibition costs for Killer Elite, the first title distributed by ORF. The Company recorded equity in losses from ORF of $11,065,000 and $12,197,000 during the thirteen and twenty-six weeks ended September 29, 2011, respectively. The increase in equity in losses for the thirteen weeks ended September 29, 2011 is primarily due to advertising expenses related to current and upcoming film releases.

NCM Transactions

        The Company recorded equity in earnings from NCM of $7,275,000 and $8,976,000 during the thirteen weeks ended September 29, 2011 and September 30, 2010, respectively and $10,514,000 and $12,434,000 during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. As of September 29, 2011, the Company owns 17,323,782 units, or a 15.63% interest, in NCM. As a founding member, the Company has the ability to exercise significant influence over the governance of NCM, and, accordingly accounts for its investment following the equity method. The estimated fair market value of the units in NCM was approximately $255,872,000, based on the price per share of NCM, Inc. on September 29, 2011 of $14.77 per share.

        As of September 29, 2011 and March 31, 2011, the Company had recorded $1,253,000 and $1,708,000 respectively, of amounts due from NCM related to on-screen advertising revenue and theatre rent. As of September 29, 2011 and March 31, 2011, the Company had recorded $863,000 and $1,355,000 respectively, of amounts due to NCM related to the Exhibitor Services Agreement. The Company recorded revenues for advertising from NCM of $6,133,000 and $5,991,000 during the thirteen weeks ended September 29, 2011 and September 30, 2010, respectively and $12,353,000 and $11,410,000 during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. The Company recorded NCM advertising expenses related to beverage advertising of $3,568,000 and $3,422,000 during the thirteen weeks ended September 29, 2011 and September 30, 2010, respectively and $7,198,000 and $6,686,000 during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively.

        All of the Company's NCM membership units are redeemable for, at the option of NCM, Inc., cash or shares of common stock of NCM, Inc. on a share-for-share basis. On August 18, 2010, the Company sold 6,500,000 shares of common stock of NCM, Inc. in an underwritten public offering for $16.00 per share and reduced the Company's related investment in NCM by $36,709,000, the average carrying amount of all shares owned. Net proceeds received on this sale were $99,840,000 after deducting related underwriting fees and professional and consulting costs of $4,160,000, resulting in a gain on sale of $63,131,000. In addition, on September 8, 2010, the Company sold 155,193 shares of NCM, Inc. to the underwriters to cover over-allotments for $16.00 per share and reduced the Company's related investment in NCM by $867,000, the average carrying amount of all shares owned. Net proceeds received on this sale were $2,384,000 after deducting related underwriting fees and professional and consulting costs of $99,000, resulting in a gain on sale of $1,517,000.

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 5—INVESTMENTS (Continued)

        The Company recorded the following changes in the carrying amount of its investment in NCM and equity in (earnings) losses of NCM during the twenty-six weeks ended September 29, 2011:

(In thousands)	Investment in NCM(1)	Deferred Revenue(2)	Cash Received (Paid)	Equity in (Earnings) Losses	Advertising (Revenue)
Beginning balance March 31, 2011	$74,551	$(333,792)
Receipt of excess cash distributions	(2,164)	—	$8,487	$(6,323)	$—
Receipt under Tax Receivable Agreement	(35)	—	494	(459)	—
Amortization of deferred revenue	—	2,515	—	—	(2,515)
Equity in earnings(3)	3,732	—	—	(3,732)	—

For the period ended or balance as of September 29, 2011	$76,084	$(331,277)	$8,981	$(10,514)	$(2,515)

(1)
Represents AMC's investment in 519,979 common membership units originally valued at March 27, 2008, 224,828 common membership units originally valued at March 17, 2009, 70,424 common membership units originally valued at March 17, 2010, and 3,601,811 common membership units originally valued at June 14, 2010 received under the Common Unit Adjustment Agreement dated as of February 13, 2007 (Tranche 2 Investments). AMC's investment in 12,906,740 common membership units (Tranche 1 Investment) is carried at zero cost.

(2)
Represents the unamortized portion of the Exhibitor Services Agreement (ESA) modifications payment received from NCM. Such amounts are being amortized to revenues over the remainder of the 30 year term of the ESA ending in 2036, using a units-of-revenue method, as described in ASC 470-10-35 (formerly EITF 88-18, Sales of Future Revenues).

(3)
Represents equity in earnings on the Tranche 2 Investments only.

Equity Method Accounting for Tranche 1 and Tranche 2 Investments in NCM

        On February 13, 2007, NCM, Inc., the sole manager of NCM, completed its Initial Public Offering ("IPO") and used the net proceeds from the IPO to purchase a 44.8% interest in NCM, paying NCM $746,100,000 and paying the Founding Members $78,500,000 for a portion of the NCM units owned by them. NCM then paid $686,300,000 of the funds received from NCM, Inc. to the Founding Members as consideration for their agreement to modify the then-existing ESA. Also in connection with the IPO, NCM used $59,800,000 of the proceeds it received from NCM, Inc. and $709,700,000 of net proceeds from its new senior secured credit facility entered into concurrently with the completion of the IPO to redeem $769,500,000 in NCM preferred units held by the Founding Members. The redemption distribution to the Founding Members described above related to the IPO resulted in large Members' Deficit amounts for the Founding Members.

        The Company received approximately $259,300,000 for the redemption of all of its preferred units in NCM and approximately $26,500,000 from selling common units in NCM to NCM, Inc. In addition, the Company received $231,300,000 as consideration for modifying the ESA.

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 5—INVESTMENTS (Continued)

        Following the NCM IPO, the Company will not recognize undistributed equity in the earnings on the original NCM membership units (Tranche 1 Investment) until NCM's future net earnings, less distributions received, surpass the amount of the excess distribution. The Company will recognize equity in earnings only to the extent it receives cash distributions from NCM. The Company considers the excess distribution described above as an advance on NCM's future earnings and, accordingly, future earnings of NCM should not be recognized through the application of equity method accounting until such time as the Company's share of NCM's future earnings, net of distributions received, exceeds the excess distribution. The Company believes that the accounting model provided by ASC 323-10-35-22 for recognition of equity investee losses in excess of an investor's basis is analogous to the accounting for equity income subsequent to recognizing an excess distribution.

        The Company has received 7,983,723 additional units in NCM subsequent to the IPO as a result of Common Unit Adjustments received from March 27, 2008 through June 14, 2010 (Tranche 2 Investments). The Company follows the guidance in ASC 323-10-35-29 (formerly EITF 02-18, Accounting for Subsequent Investments in an Investee after Suspension of Equity Loss Recognition) by analogy, which also refers to AICPA Technical Practice Aid 2220.14. Both sets of literature indicate that if a subsequent investment is made in an equity method investee that has experienced significant losses, the investor must determine if the subsequent investment constitutes funding of prior losses. The Company concluded that the construction or acquisition of new theatres that has led to the Common Unit adjustments included in its Tranche 2 Investments equates to making additional investments in NCM. The Company has evaluated the receipt of the additional common units in NCM and the assets exchanged for these additional units and has determined that the right to use its incremental new screens would not be considered funding of prior losses. This determination was formed by considering that (i) NCM does not receive any additional funds from the Tranche 2 Investments, (ii) both NCM and AMC record their respective increases to Members' Equity and Investment at the same amount (fair value of the units issued), (iii) the additional investments result in additional ownership in NCM and (iv) the investments in additional common units are not subordinate to the other equity of NCM. As such, the additional common units received would be accounted for as a Tranche 2 Investment separate from the Company's initial investment following the equity method. The Company's Tranche 2 Investments correspond with the NCM Members' equity amounts in its capital account.

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 6—FAIR VALUE MEASUREMENTS

        Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. The inputs used to develop these fair value measurements are established in a hierarchy, which ranks the quality and reliability of the information used to determine the fair values. The fair value classification is based on levels of inputs. Assets and liabilities that are carried at fair value are classified and disclosed in one of the following categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.

        The following table summarizes the fair value hierarchy of the Company's financial assets and liabilities carried at fair value on a recurring basis as of September 29, 2011:

		Fair Value Measurements at September 29, 2011 Using
(In thousands)	Total Carrying Value at September 29, 2011	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
Cash and Equivalents:
Cash	$13	$13	$		$
Money Market Mutual Funds	68	68		—		—
Other long-term assets:
Equity securities, available-for-sale:
RealD Inc. Common Stock	12,156	12,156		—		—
Mutual Fund Large U.S. Equity	1,957	1,957		—		—
Mutual Fund Small/Mid U.S. Equity	270	270		—		—
Mutual Fund International	123	123		—		—
Mutual Fund Broad U.S. Equity	25	25		—		—
Mutual Fund Balance	61	61		—		—
Mutual Fund Fixed Income	292	292		—		—

Total assets at fair value	$14,965	$14,965		$—		$—

        Valuation Techniques.    The Company's money market mutual funds are invested in funds that seek to preserve principal, are highly liquid, and therefore are recorded on the balance sheet at the principal amounts deposited, which equals fair value. The equity securities, available-for-sale, primarily consist of common stock and mutual funds invested in equity, fixed income, and international funds and are measured at fair value using quoted market prices. The unrealized gain on the mutual funds recorded in accumulated other comprehensive loss as of September 29, 2011 was approximately $221,000. The unrealized loss on the RealD Inc. common stock recorded in accumulated other comprehensive loss as of September 29, 2011 was approximately $15,400,000. See Note 5—Investments, for further information regarding RealD Inc. common stock.

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 6—FAIR VALUE MEASUREMENTS (Continued)

        Other Fair Value Measurement Disclosures.    The Company is required to disclose the fair value of financial instruments that are not recognized in the statement of financial position for which it is practicable to estimate that value. At September 29, 2011, the carrying amount of the Company's liabilities for corporate borrowings was approximately $2,101,547,000 and the fair value was approximately $2,010,273,000. At March 31, 2011, the carrying amount of the corporate borrowings was approximately $2,102,540,000 and the fair value was approximately $2,212,100,000. Quoted market prices were used to value publicly held corporate borrowings. The carrying value of cash and equivalents approximates fair value because of the short duration of those instruments.

NOTE 7—THEATRE AND OTHER CLOSURE AND DISPOSITION OF ASSETS

        A rollforward of reserves for theatre and other closure is as follows:

	Twenty-six Weeks Ended
(In thousands)	September 29, 2011	September 30, 2010
Beginning balance	$73,852	$6,694
Theatre and other closure expense	4,066	675
Transfer of property tax liability	496	141
Transfer of deferred rent	—	28
Transfer of capitalized lease obligation	32	—
Foreign currency translation adjustment	(1,125)	8
Cash payments	(7,928)	(1,016)

Ending balance	$69,393	$6,530

        During the twenty-six weeks ended September 29, 2011 and September 30, 2010, the Company recognized $4,066,000 and $675,000, respectively, of theatre and other closure expense primarily related to accretion on previously closed properties with remaining lease obligations.

        Theatre and other closure reserves for leases that have not been terminated are recorded at the present value of the future contractual commitments for the base rents, taxes and maintenance.

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 8—INCOME TAXES

        The difference between the effective tax rate on earnings from continuing operations before income taxes and the U.S. federal income tax statutory rate is as follows:

	Twenty-six Weeks Ended
	September 29, 2011	September 30, 2010
Income tax expense (benefit) at the federal statutory rate	$(3,100)	$26,450
Effect of:
State income taxes	1,070	5,150
Permanent items	140	(50)
Change in ASC 740 (formally FIN 48) reserve	(1,435)	—
Valuation allowance	4,395	(25,750)
Other, net	—	—

Income tax expense	$1,070	$5,800

Effective income tax rate	(12.1)%	7.7%

        The accounting for income taxes requires that deferred tax assets and liabilities be recognized, using enacted tax rates, for the tax effect of temporary differences between the financial reporting and tax bases of recorded assets and liabilities. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized.

        The state tax provision was for the states that impose their income based taxes on a gross sales method, that impose a margin tax or that have suspended the use of net operating loss carryforwards into the current tax year.

        The IRS has issued a Notice of Proposed Adjustment to the Company for the 2007-2009 fiscal years related to its investment in NCM. The proposed adjustment is not expected to materially impact the Company's financial statements and any payments of taxes and interest related to the proposed adjustment are expected to be negligible.

NOTE 9—EMPLOYEE BENEFIT PLANS

        The Company sponsors frozen non-contributory qualified and non-qualified defined benefit pension plans generally covering all employees who, prior to the freeze, were age 21 or older and had completed at least 1,000 hours of service in their first twelve months of employment, or in a calendar year ending thereafter, and who were not covered by a collective bargaining agreement. The Company also offers eligible retirees the opportunity to participate in a health plan (medical and dental). Certain employees are eligible for subsidized postretirement medical benefits. The eligibility for these benefits is based upon a participant's age and service as of January 1, 2009.

        The Company expects to make pension contributions of approximately $967,000 per quarter for a total of approximately $3,868,000 during fiscal 2012.

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 9—EMPLOYEE BENEFIT PLANS (Continued)

        Net periodic benefit cost recognized for the plans during the thirteen weeks ended September 29, 2011 and September 30, 2010 consists of the following:

	Pension Benefits		Other Benefits
(In thousands)	September 29, 2011	September 30, 2010	September 29, 2011	September 30, 2010
Components of net periodic benefit cost:
Service cost	$45	$45	$38	$39
Interest cost	1,160	1,153	294	319
Expected return on plan assets	(1,117)	(996)	—	—
Amortization of net (gain) loss	2	(3)	—	—
Amortization of prior service credit	—	—	(222)	(217)

Net periodic benefit cost	$90	$199	$110	$141

        Net periodic benefit cost recognized for the plans during the twenty-six weeks ended September 29, 2011 and September 30, 2010 consists of the following:

	Pension Benefits		Other Benefits
(In thousands)	September 29, 2011	September 30, 2010	September 29, 2011	September 30, 2010
Components of net periodic benefit cost:
Service cost	$90	$91	$75	$77
Interest cost	2,320	2,304	589	638
Expected return on plan assets	(2,233)	(1,992)	—	—
Amortization of net loss	3	151	—	—
Amortization of prior service credit	—	—	(445)	(433)

Net periodic benefit cost	$180	$554	$219	$282

        During the twenty-six weeks ended September 29, 2011, the Company recorded an additional estimated withdrawal liability of approximately $301,000 related to a multiemployer pension plan where it had ceased making contributions. As of September 29, 2011, the Company's liability related to these collectively bargained multiemployer pension plan withdrawals, net of quarterly payments, was $3,341,000.

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 10—CONDENSED CONSOLIDATING FINANCIAL INFORMATION

        The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10, Financial statements of guarantors and issuers of guaranteed securities registered or being registered. Each of the subsidiary guarantors are 100% owned by AMCE. The subsidiary guarantees of AMCE's 8% Senior Subordinated Notes due 2014 (the "Notes due 2014"), 8.75% Senior Notes due 2019 (the "Notes due 2019"), and 9.75% Senior Subordinated Notes due 2020 (the "Notes due 2020") are full and unconditional and joint and several. There are significant restrictions on the Company's ability to obtain funds from any of its subsidiaries through dividends, loans or advances. The Company and its subsidiary guarantor's investments in its consolidated subsidiaries are presented under the equity method of accounting.

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 10—CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

Thirteen weeks ended September 29, 2011:

(In thousands)	AMCE	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment Inc.
Revenues
Admissions	$—	$471,449	$4,055	$—	$475,504
Concessions	—	186,794	1,442	—	188,236
Other theatre	—	19,391	292	—	19,683

Total revenues	—	677,634	5,789	—	683,423

Operating Costs and Expenses
Film exhibition costs	—	254,382	1,860	—	256,242
Concession costs	—	25,311	295	—	25,606
Operating expense	—	186,480	2,308	—	188,788
Rent	—	116,910	1,389	—	118,299
General and administrative:
Merger, acquisition and transaction costs	85	639	—	—	724
Management fee	—	1,250	—	—	1,250
Other	—	13,804	(3)	—	13,801
Depreciation and amortization	—	51,228	125	—	51,353

Operating costs and expenses	85	650,004	5,974	—	656,063

Operating income (loss)	(85)	27,630	(185)	—	27,360
Other expense (income)
Equity in net loss of subsidiaries	13,920	303	—	(14,223)	—
Other income	—	(9,432)	—	—	(9,432)
Interest expense:
Corporate borrowings	40,165	51,016	—	(51,010)	40,171
Capital and financing lease obligations	—	1,493	—	—	1,493
Equity in (earnings) losses of non-consolidated entities	(220)	4,903	118	—	4,801
Investment income	(43,727)	(7,296)	—	51,010	(13)

Total other expense	10,138	40,987	118	(14,223)	37,020

Loss from continuing operations before income taxes	(10,223)	(13,357)	(303)	14,223	(9,660)
Income tax provision	—	545	—	—	545

Loss from continuing operations	(10,223)	(13,902)	(303)	14,223	(10,205)
Loss from discontinued operations, net of income taxes	—	(18)	—	—	(18)

Net loss	$(10,223)	$(13,920)	$(303)	$14,223	$(10,223)

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 10—CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

Twenty-six weeks ended September 29, 2011:

(In thousands)	AMCE	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment Inc.
Revenues
Admissions	$—	$946,052	$7,542	$—	$953,594
Concessions	—	378,027	2,773	—	380,800
Other theatre	—	38,563	602	—	39,165

Total revenues	—	1,362,642	10,917	—	1,373,559

Operating Costs and Expenses
Film exhibition costs	—	512,010	3,447	—	515,457
Concession costs	—	51,305	557	—	51,862
Operating expense	—	363,809	4,709	—	368,518
Rent	—	232,854	2,702	—	235,556
General and administrative:
Merger, acquisition and transaction costs	85	1,251	—	—	1,336
Management fee	—	2,500	—	—	2,500
Other	—	28,218	33	—	28,251
Depreciation and amortization	—	102,936	235	—	103,171

Operating costs and expenses	85	1,294,883	11,683	—	1,306,651

Operating income (loss)	(85)	67,759	(766)	—	66,908
Other expense (income)
Equity in net loss of subsidiaries	16,866	1,149	—	(18,015)	—
Other income	—	(11,529)	—	—	(11,529)
Interest expense:
Corporate borrowings	80,039	101,952	—	(101,969)	80,022
Capital and financing lease obligations	—	2,991	—	—	2,991
Equity in (earnings) losses of non-consolidated entities	(312)	4,234	383	—	4,305
Investment income	(87,265)	(14,744)	—	101,969	(40)

Total other expense	9,328	84,053	383	(18,015)	75,749

Loss from continuing operations before income taxes	(9,413)	(16,294)	(1,149)	18,015	(8,841)
Income tax provision	525	545	—	—	1,070

Loss from continuing operations	(9,938)	(16,839)	(1,149)	18,015	(9,911)
Loss from discontinued operations, net of income taxes	—	(27)	—	—	(27)

Net loss	$(9,938)	$(16,866)	$(1,149)	$18,015	$(9,938)

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 10—CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

Thirteen weeks ended September 30, 2010:

(In thousands)	AMCE	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment Inc.
Revenues
Admissions	$—	$455,023	$3,549	$—	$458,572
Concessions	—	178,392	1,320	—	179,712
Other theatre	—	15,119	222	—	15,341

Total revenues	—	648,534	5,091	—	653,625

Operating Costs and Expenses
Film exhibition costs	—	240,565	1,616	—	242,181
Concession costs	—	23,521	284	—	23,805
Operating expense	—	172,130	1,705	—	173,835
Rent	—	119,660	1,821	—	121,481
General and administrative:
Merger, acquisition and transaction costs	—	5,219	—	—	5,219
Management fee	—	1,250	—	—	1,250
Other	—	17,967	20	—	17,987
Depreciation and amortization	—	52,296	59	—	52,355

Operating costs and expenses	—	632,608	5,505	—	638,113

Operating income (loss)	—	15,926	(414)	—	15,512
Other expense (income)
Equity in net (earnings) loss of subsidiaries	(56,409)	1,016	—	55,393	—
Other income	—	(7,746)	—	—	(7,746)
Interest expense:
Corporate borrowings	32,740	41,864	—	(41,873)	32,731
Capital and financing lease obligations	—	1,625	—	—	1,625
Equity in (earnings) losses of non-consolidated entities	(153)	(5,781)	602	—	(5,332)
Gain on NCM transactions	—	(64,648)	—	—	(64,648)
Investment income	(35,796)	(6,131)	—	41,873	(54)

Total other expense (income)	(59,618)	(39,801)	602	55,393	(43,424)

Earnings (loss) from continuing operations before income taxes	59,618	55,727	(1,016)	(55,393)	58,936
Income tax benefit	(460)	(690)	—	—	(1,150)

Earnings (loss) from continuing operations	60,078	56,417	(1,016)	(55,393)	60,086
Loss from discontinued operations, net of income taxes	—	(8)	—	—	(8)

Net earnings (loss)	$60,078	$56,409	$(1,016)	$(55,393)	$60,078

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 10—CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

Twenty-six weeks ended September 30, 2010:

(In thousands)	AMCE	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment Inc.
Revenues
Admissions	$—	$900,893	$6,276	$—	$907,169
Concessions	—	353,368	2,303	—	355,671
Other theatre	—	31,242	495	—	31,737

Total revenues	—	1,285,503	9,074	—	1,294,577

Operating Costs and Expenses
Film exhibition costs	—	478,182	2,822	—	481,004
Concession costs	—	43,780	521	—	44,301
Operating expense	—	318,039	3,437	—	321,476
Rent	—	232,454	3,581	—	236,035
General and administrative:
Merger, acquisition and transaction costs	—	10,975	—	—	10,975
Management fee	—	2,500	—	—	2,500
Other	—	31,029	29	—	31,058
Depreciation and amortization	—	100,844	114	—	100,958

Operating costs and expenses	—	1,217,803	10,504	—	1,228,307

Operating income (loss)	—	67,700	(1,430)	—	66,270
Other expense (income)
Equity in net (earnings) loss of subsidiaries	(65,512)	2,139	—	63,373	—
Other income	—	(9,685)	—	—	(9,685)
Interest expense:
Corporate borrowings	65,761	84,042	—	(84,053)	65,750
Capital and financing lease obligations	—	3,008	—	—	3,008
Equity in (earnings) losses of non-consolidated entities	(296)	(3,979)	709	—	(3,566)
Gain on NCM transactions	—	(64,648)	—	—	(64,648)
Investment income	(71,883)	(12,274)	—	84,053	(104)

Total other expense (income)	(71,930)	(1,397)	709	63,373	(9,245)

Earnings (loss) from continuing operations before income taxes	71,930	69,097	(2,139)	(63,373)	75,515
Income tax provision	2,240	3,560	—	—	5,800

Earnings (loss) from continuing operations	69,690	65,537	(2,139)	(63,373)	69,715
Loss from discontinued operations, net of income taxes	—	(25)	—	—	(25)

Net earnings (loss)	$69,690	$65,512	$(2,139)	$(63,373)	$69,690

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 10—CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

As of September 29, 2011:

(In thousands)	AMCE	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment Inc.
Assets
Current assets:
Cash and equivalents	$—	$284,874	$39,915	$—	$324,789
Receivables, net	1,019	29,606	211	—	30,836
Other current assets	—	88,611	2,076	—	90,687

Total current assets	1,019	403,091	42,202	—	446,312
Investment in equity of subsidiaries	(268,005)	80,090	—	187,915	—
Property, net	—	921,248	886	—	922,134
Intangible assets, net	—	142,602	—	—	142,602
Intercompany advances	2,706,571	(2,787,519)	80,948	—	—
Goodwill	—	1,923,667	—	—	1,923,667
Other long-term assets	34,986	242,591	227	—	277,804

Total assets	$2,474,571	$925,770	$124,263	$187,915	$3,712,519

Liabilities and Stockholder's Equity
Current liabilities:
Accounts payable	$—	$157,376	$1,185	$—	$158,561
Accrued expenses and other liabilities	38,570	114,091	1,353	—	154,014
Deferred revenues and income	—	147,443	397	—	147,840
Current maturities of corporate borrowings and capital and financing lease obligations	6,500	2,953	—	—	9,453

Total current liabilities	45,070	421,863	2,935	—	469,868
Corporate borrowings	2,095,047	—	—	—	2,095,047
Capital and financing lease obligations	—	60,820	—	—	60,820
Deferred revenues—for exhibitor services agreement	—	331,277	—	—	331,277
Other long-term liabilities	—	379,815	41,238	—	421,053

Total liabilities	2,140,117	1,193,775	44,173	—	3,378,065
Stockholder's equity (deficit)	334,454	(268,005)	80,090	187,915	334,454

Total liabilities and stockholder's equity	$2,474,571	$925,770	$124,263	$187,915	$3,712,519

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 10—CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

As of March 31, 2011:

(In thousands)	AMCE	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment Inc.
Assets
Current assets:
Cash and equivalents	$—	$261,096	$40,062	$—	$301,158
Receivables, net	129	26,341	222	—	26,692
Other current assets	—	85,987	2,162	—	88,149

Total current assets	129	373,424	42,446	—	415,999
Investment in equity of subsidiaries	(235,409)	79,567	—	155,842	—
Property, net	—	957,738	984	—	958,722
Intangible assets, net	—	149,493	—	—	149,493
Intercompany advances	2,694,299	(2,775,489)	81,190	—	—
Goodwill	—	1,923,667	—	—	1,923,667
Other long-term assets	37,278	254,629	457	—	292,364

Total assets	$2,496,297	$963,029	$125,077	$155,842	$3,740,245

Liabilities and Stockholder's Equity
Current liabilities
Accounts payable	$—	$164,553	$863	$—	$165,416
Accrued expenses and other liabilities	33,598	104,519	870	—	138,987
Deferred revenues and income	—	140,766	471	—	141,237
Current maturities of corporate borrowings and capital and financing lease obligations	6,500	3,455	—	—	9,955

Total current liabilities	40,098	413,293	2,204	—	455,595
Corporate borrowings	2,096,040	—	—	—	2,096,040
Capital and financing lease obligations	—	62,220	—	—	62,220
Deferred revenues for exhibitor services agreement	—	333,792	—	—	333,792
Other long-term liabilities	—	389,133	43,306	—	432,439

Total liabilities	2,136,138	1,198,438	45,510	—	3,380,086
Stockholder's equity (deficit)	360,159	(235,409)	79,567	155,842	360,159

Total liabilities and stockholder's equity	$2,496,297	$963,029	$125,077	$155,842	$3,740,245

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 10—CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

Twenty-six weeks ended September 29, 2011:

(In thousands)	AMCE	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment Inc.
Cash flows from operating activities:
Net cash provided by operating activities	$13,470	$94,603	$(332)	$—	$107,741

Cash flows from investing activities:
Capital expenditures	—	(56,358)	(150)	—	(56,508)
Proceeds from sale/leaseback of digital projection equipment	—	953	—	—	953
Investments in non-consolidated entities, net	1,049	(22,747)	(1)	—	(21,699)
Proceeds from the disposition of long-term assets	—	801	—	—	801
Other, net	—	(237)	—	—	(237)

Net cash provided by (used in) investing activities	1,049	(77,588)	(151)	—	(76,690)

Cash flows from financing activities:
Deferred financing costs	(585)	—	—	—	(585)
Principal payments under capital and financing lease obligations	—	(1,869)	—	—	(1,869)
Principle payments under Term Loan	(1,625)	—	—	—	(1,625)
Change in construction payables	—	(4,194)	—	—	(4,194)
Change in intercompany advances	(12,309)	12,067	242	—	—

Net cash provided by (used in) financing activities	(14,519)	6,004	242	—	(8,273)

Effect of exchange rate changes on cash and equivalents	—	759	94	—	853

Net increase in cash and equivalents	—	23,778	(147)	—	23,631
Cash and equivalents at beginning of period	—	261,096	40,062	—	301,158

Cash and equivalents at end of period	$—	$284,874	$39,915	$—	$324,789

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 10—CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

Twenty-six weeks ended September 30, 2010:

(In thousands)	AMCE	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment Inc.
Cash flows from operating activities:
Net cash provided by operating activities	$9,489	$15,771	$(270)	$—	$24,990

Cash flows from investing activities:
Capital expenditures	—	(46,640)	(71)	—	(46,711)
Acquisition of Kerasotes, net of cash acquired	—	(280,606)	—	—	(280,606)
Proceeds from sale/leaseback of digital projection equipment	—	1,655	—	—	1,655
Proceeds from NCM, Inc. stock sale	—	102,224	—	—	102,224
Proceeds from disposition of Cinemex	—	860	—	—	860
Investments in non-consolidated entities, net	—	(403)	200	—	(203)
Proceeds from the disposition of long-term assets	—	55,991	—	—	55,991
Other, net	—	(2,361)	—	—	(2,361)

Net cash used in investing activities	—	(169,280)	129	—	(169,151)

Cash flows from financing activities:
Deferred financing costs	(95)	—	—	—	(95)
Principal payments under capital and financing lease obligations	—	(2,072)	—	—	(2,072)
Principal payments under Term Loan	(3,250)	—	—	—	(3,250)
Change in construction payables	—	(3,524)	—	—	(3,524)
Dividends paid to Marquee Holdings Inc.	(15,184)	—	—	—	(15,184)
Change in intercompany advances	9,040	(9,221)	181	—	—

Net cash used in financing activities	(9,489)	(14,817)	181	—	(24,125)

Effect of exchange rate changes on cash and equivalents	—	—	(205)	—	(205)

Net decrease in cash and equivalents	—	(168,326)	(165)	—	(168,491)
Cash and equivalents at beginning of period	—	455,242	40,101	—	495,343

Cash and equivalents at end of period	$—	$286,916	$39,936	$—	$326,852

NOTE 11—COMMITMENTS AND CONTINGENCIES

        The Company, in the normal course of business, is party to various legal actions. Except as described below, management believes that the potential exposure, if any, from such matters would not

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 11—COMMITMENTS AND CONTINGENCIES (Continued)

have a material adverse effect on the financial condition, cash flows or results of operations of the Company.

        United States of America v. AMC Entertainment Inc. and American Multi-Cinema, Inc.    (No. 99 01034 FMC (SHx), filed in the U.S. District Court for the Central District of California). On January 29, 1999, the Department of Justice (the "Department") filed suit alleging that the Company's stadium style theatres violated the ADA and related regulations. The Department alleged the Company had failed to provide persons in wheelchairs seating arrangements with lines-of-sight comparable to the general public. The Department alleged various non-line-of-sight violations as well.

        As to line-of-sight matters, the trial court entered summary judgment in favor of the Department as to both liability and as to the appropriate remedy. On December 5, 2008, the Ninth Circuit Court of Appeals reversed the trial court as to the appropriate remedy and remanded the case back to the trial court for findings consistent with its decision. The Company and the Department reached a settlement regarding the extent of betterments and remedies required for line-of-sight violations which the parties believe are consistent with the Ninth Circuit's decision. The trial court approved the settlement on November 29, 2010. As to the non-line-of-sight aspects of the case, on January 21, 2003, the trial court entered summary judgment in favor of the Department on matters such as parking areas, signage, ramps, location of toilets, counter heights, ramp slopes, companion seating and the location and size of handrails. On December 5, 2003, the trial court entered a consent order and final judgment on non-line-of-sight issues under which the Company agreed to remedy certain violations at its stadium-style theatres and at certain theatres it may open in the future. Currently the Company estimates that remaining betterments are required at approximately 33 stadium-style theatres. The remaining unpaid costs of these betterments are not expected to have a material adverse impact to the Company's financial condition, results of operations or cash flows.

        Michael Bateman v. American Multi-Cinema, Inc.    (No. CV07-00171). In January 2007, a class action complaint was filed against the Company in the Central District of the United States District Court of California (the "District Court") alleging violations of the Fair and Accurate Credit Transactions Act ("FACTA"). FACTA provides in part that neither expiration dates nor more than the last 5 numbers of a credit or debit card may be printed on receipts given to customers. FACTA imposes significant penalties upon violators where the violation is deemed to have been willful. Otherwise damages are limited to actual losses incurred by the card holder. On October 11, 2011, the District Court granted final approval of the class action settlement. The settlement did not have a material adverse impact to the Company's financial condition, results of operations or cash flows.

        On May 14, 2009, Harout Jarchafjian filed a similar lawsuit alleging that the Company willfully violated FACTA and seeking statutory damages, but without alleging any actual injury (Jarchafjian v. American Multi- Cinema, Inc. (C.D. Cal. Case No. CV09-03434)). The District Court granted final approval of the class action settlement on October 3, 2011. The settlement did not have a material adverse impact to the Company's financial condition, results of operations or cash flows.

        In addition to the cases noted above, the Company is also currently a party to various ordinary course claims from vendors (including concession suppliers and film distributors), landlords and other legal proceedings. If management believes that a loss arising from these actions is probable and can

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 11—COMMITMENTS AND CONTINGENCIES (Continued)

reasonably be estimated, the Company records the amount of the loss, or the minimum estimated liability when the loss is estimated using a range and no point is more probable than another. As additional information becomes available, any potential liability related to these actions is assessed and the estimates are revised, if necessary. Except as described above, management believes that the ultimate outcome of such other matters, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations. However, litigation and claims are subject to inherent uncertainties and unfavorable outcomes could occur. An unfavorable outcome could include monetary damages. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the results of operations in the period in which the outcome occurs or in future periods.

NOTE 12—NEW ACCOUNTING PRONOUNCEMENTS

        In September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-08, Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment, ("ASU 2011-08"). Under this amendment, an entity will have an option to first assess the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. ASU 2011-08 will be effective for the goodwill impairment test performed for fiscal years beginning after December 15, 2011, and is effective for the Company in fiscal 2013. Early adoption is permitted. The Company does not expect the adoption of ASU 2011-08 to have a material impact on the Company's consolidated financial position, cash flows, or results of operations.

        In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income, ("ASU 2011-05"). This ASU provides companies with an option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two-separate but consecutive statements. Companies will be required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. This ASU will eliminate the option of presenting the components of other comprehensive income as part of the statement of changes in stockholder's equity. ASU 2011-05 will be effective for fiscal years and interim periods with those years, beginning after December 15, 2011 and is effective for the Company as of the beginning of fiscal 2013. The Company will include the disclosures required in its consolidated financial statements as of the first quarter of fiscal 2013.

        In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurements (Topic 820)—Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, ("ASU 2011-04"). This ASU will require disclosures regarding transfers between Level 1 and Level 2 of the fair value hierarchy, disclosures about the sensitivity of a fair value measurement categorized within Level 3 of the fair value hierarchy, and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 12—NEW ACCOUNTING PRONOUNCEMENTS (Continued)

position, but for which the fair value of such items is required to be disclosed. ASU 2011-04 will be effective during interim and annual periods beginning after December 15, 2011 and is effective for the Company as of the beginning of fiscal 2013. Early adoption is not permitted. The Company will include the disclosures required in its notes to its consolidated financial statements, effective in the first quarter of fiscal year 2013.

NOTE 13—RELATED PARTY TRANSACTIONS

Amended and Restated Fee Agreement

        In connection with the merger with LCE Holdings Inc., Parent, AMCE and the Sponsors entered into an Amended and Restated Fee Agreement, which provides for an annual management fee of $5,000,000, payable quarterly and in advance to each Sponsor, on a pro rata basis, until the earliest of (i) the twelfth anniversary from December 23, 2004, and (ii) such time as the sponsors own less than 20% in the aggregate of Parent. In addition, the fee agreement provided for reimbursements by AMCE to the Sponsors for their out-of-pocket expenses and to Parent of up to $3,500,000 for fees payable by Parent in any single fiscal year in order to maintain its corporate existence, corporate overhead expenses and salaries or other compensation of certain employees. The Amended and Restated Fee Agreement terminated on June 11, 2007, the date of the holdco merger, and was superseded by a substantially identical agreement entered into by AMC Entertainment Holdings, Inc., AMCE, the Sponsors and Parents' other stockholders.

        Upon the consummation of a change in control transaction or an initial public offering, each of the Sponsors will receive, in lieu of quarterly payments of the annual management fee, a fee equal to the net present value of the aggregate annual management fee that would have been payable to the Sponsors during the remainder of the term of the fee agreement (assuming a twelve year term from the date of the original fee agreement), calculated using the treasury rate having a final maturity date that is closest to the twelfth anniversary of the date of the original fee agreement date. As of September 29, 2011, the Company estimates that this amount would be $24,368,000. The Company expects to record any lump sum payment to the Sponsors as a dividend.

        The fee agreement also provides that the Company will indemnify the Sponsors against all losses, claims, damages and liabilities arising in connection with the management services provided by the Sponsors under the fee agreement.

Item 2.    Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward Looking Statements

        In addition to historical information, this Report on Form 10-Q contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the "Securities Act," and Section 21E of the Securities Exchange Act of 1934, as amended, or the "Exchange Act." The words "forecast," "estimate," "project," "intend," "expect," "should," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors, including those discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations of AMC Entertainment Inc.," which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

  •
  national, regional and local economic conditions that may affect the markets in which we or our joint venture investees operate;

  •
  the levels of expenditures on entertainment in general and movie theatres in particular;

  •
  increased competition within movie exhibition or other competitive entertainment mediums;

  •
  technological changes and innovations, including alternative methods for delivering movies to consumers;

  •
  the popularity of major film releases;

  •
  shifts in population and other demographics;

  •
  our ability to renew expiring contracts at favorable rates, or to replace them with new contracts that are comparably favorable to us;

  •
  our need for, and ability to obtain, additional funding for acquisitions and operations;

  •
  risks and uncertainties relating to our significant indebtedness;

  •
  fluctuations in operating costs;

  •
  capital expenditure requirements;

  •
  changes in interest rates; and

  •
  changes in accounting principles, policies or guidelines.

        This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative but not exhaustive. In addition, new risks and uncertainties may arise from time to time. Accordingly, all forward-looking statements should be evaluated with an understanding of their inherent uncertainty.

        Readers are urged to consider these factors carefully in evaluating the forward-looking statements. For further information about these and other risks and uncertainties, see Item 1A. "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011 and in this Quarterly Report on Form 10-Q.

        All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements included herein are made only as of the date of this Quarterly Report on Form 10-Q, and we do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

        We are one of the world's leading theatrical exhibition companies. During the twenty-six weeks ended September 29, 2011, we opened one theatre with 12 screens in the U.S., permanently closed ten theatres with 57 screens in the U.S., and temporarily closed and reopened one theatre with 14 screens in the U.S. to remodel into a dine-in theatre. As of September 29, 2011, we owned, operated or had interests in 351 theatres and 5,083 screens, with 99%, or 5,028, of our screens in the U.S. and Canada and 1%, or 55, of our screens in China (Hong Kong), France and the United Kingdom.

        Our Theatrical Exhibition revenues and income are generated primarily from box office admissions and theatre concession sales. The balance of our revenues are generated from ancillary sources, including on-screen advertising, fees earned from the AMC Stubs™ guest frequency membership program, rental of theatre auditoriums, non-presentment income from packaged tickets sales, on-line ticketing fees and arcade games located in theatre lobbies.

        Box office admissions are our largest source of revenue. We predominantly license "first-run" films from distributors owned by major film production companies and from independent distributors. We license films on a film-by-film and theatre-by-theatre basis. Film exhibition costs are accrued based on the applicable admissions revenues and estimates of the final settlement pursuant to our film licenses. Licenses that we enter into typically state that rental fees are based on either aggregate terms established prior to the opening of the picture or on a mutually agreed settlement upon the conclusion of the picture run. Under an aggregate terms formula, we pay the distributor a specified percentage of box office gross or pay based on a scale of percentages tied to different amounts of box office gross. The settlement process allows for negotiation based upon how a film actually performs.

        Technical innovation has allowed us to enhance the consumer experience through premium formats such as IMAX, 3D and other large screen formats. When combined with our major markets' customer base, the operating flexibility of digital technology will enhance our capacity utilization and dynamic pricing capabilities. This will enable us to achieve higher ticket prices for premium formats, and provide incremental revenue from the exhibition of alternative content such as live concerts, sporting events, Broadway shows, opera and other non-traditional programming. Within each of our major markets, we are able to charge a premium for these services relative to our smaller markets. We will continue to broaden our content offerings through the installation of additional IMAX, ETX (our proprietary large screen format) and RealD systems and the presentation of attractive alternative content.

        We continually upgrade the quality of our theatre circuit by adding new screens through new builds (including expansions) and acquisitions and by disposing of older screens through closures and sales. We are an industry leader in the development and operation of theatres. Typically our theatres have 12 or more screens and offer amenities to enhance the movie-going experience, such as stadium seating providing unobstructed viewing, digital sound and enhanced seat design. We have increased our 3D enabled screens, including ETX 3D enabled screens, by 1,531 to 2,204 screens and our IMAX screens by 21 to 118 screens since September 30, 2010; and as of September 29, 2011, approximately 45.7% of our screens were 3D enabled screens, including IMAX 3D enabled screens, and approximately 2.3% of our screens were IMAX 3D enabled screens. We are the largest IMAX exhibitor in the world with a 45% market share in the United States and nearly twice the screen count of the second largest U.S. IMAX exhibitor, and each of our IMAX local installations is protected by geographic exclusivity.

        Concessions sales are our second largest source of revenue after box office admissions. Concessions items traditionally include popcorn, soft drinks, candy and hot dogs. Different varieties of concession items are offered at our theatres based on preferences in that particular geographic region.

Our strategy emphasizes prominent and appealing concessions counters designed for rapid service and efficiency including a guest friendly self-serve and grab and go experience. We design our theatres to have more concessions capacity to make it easier to serve larger numbers of customers. Strategic placement of large concessions stands within theatres increases their visibility, aids in reducing the length of lines, allows flexibility to introduce new concepts and improves traffic flow around the concessions stands. To address recent consumer trends, we are expanding our menu of premium food and beverage products to include made-to-order meals, customized coffee, healthy snacks, alcohol and other gourmet products. We plan to invest across a spectrum of enhanced food and beverage formats, from simple, less capital-intensive concession design improvements to the development of new dine-in theatre options to rejuvenate theatres approaching the end of their useful lives as traditional movie theatres and, in some of our larger theatres, to more efficiently leverage their additional capacity. The costs of these conversions in some cases are partially covered by investments from the theatre landlord. We have successfully implemented our dine-in theatre concepts at 9 locations, which feature full kitchen facilities, seat-side servers and a separate bar and lounge area. We plan to continue to invest in one or more enhanced food and beverage offerings across 125 to 150 theatres over the next three years.

        Our revenues are dependent upon the timing and popularity of film releases by distributors. The most marketable films are usually released during the summer and the calendar year-end holiday seasons. Therefore, our business is highly seasonal, with higher attendance and revenues generally occurring during the summer months and holiday seasons. Our results of operations may vary significantly from quarter to quarter.

        On May 24, 2010, we completed the acquisition of 92 theatres and 928 screens from Kerasotes Showplace Theatres, LLC ("Kerasotes"). The acquisition of Kerasotes significantly increased our size. Accordingly, results of operations for the twenty-six weeks ended September 29, 2011 are not comparable to our results for the twenty-six weeks ended September 30, 2010, which include approximately 18 weeks of operations of the theatres we acquired.

        On April 1, 2011, the Company fully launched AMC Stubs, a guest frequency program, which allows members to earn rewards, including $10 for each $100 spent, redeemable on future purchases at AMC locations. The portion of the admissions and concessions revenues attributed to the rewards is deferred as a reduction of admissions and concessions revenues, based on member redemptions. Rewards must be redeemed no later than 90 days from the date of issuance. Upon redemption, deferred rewards are recognized as revenues along with associated cost of goods. Rewards not redeemed within 90 days are forfeited and recognized as admissions or concessions revenues based on original point of sale. The program's $12 annual membership fee is deferred, net of estimated refunds, and is recognized ratably over the one-year membership period.

        Since launching AMC Stubs during the current fiscal year we have experienced an initial increase in membership which has resulted in more rewards earned than redeemed. As a result of launching AMC Stubs, our admissions and concessions revenues have been reduced during the current fiscal year, and because the program is new there was no similar impact in the prior fiscal year. The following table reflects AMC Stubs activity during the thirteen and twenty-six weeks ended September 29, 2011:

			AMC Stubs Revenue for Thirteen Weeks Ended September 29, 2011
(In thousands)	Deferred Membership Fees	Deferred Rewards	Other Theatre Revenues (Membership Fees)	Admissions Revenues	Concessions Revenues
Balance, June 30, 2011	$7,243	$8,172
Membership fees received	6,427	—	$—	$—	$—
Rewards accumulated, net of expirations:
Admissions	—	5,486	—	(5,486)	—
Concessions	—	7,564	—	—	(7,564)
Rewards redeemed:
Admissions	—	(2,960)	—	2,960	—
Concessions	—	(4,145)	—	—	4,145
Amortization of deferred revenue	(3,101)	—	3,101	—	—

For the period ended or balance as of September 29, 2011	$10,569	$14,117	$3,101	$(2,526)	$(3,419)

			AMC Stubs Revenue for Twenty-six Weeks Ended September 29, 2011
(In thousands)	Deferred Membership Fees	Deferred Rewards	Other Theatre Revenues (Membership Fees)	Admissions Revenues	Concessions Revenues
Balance, March 31, 2011	$858	$579
Membership fees received	13,956	—	$—	$—	$—
Rewards accumulated, net of expirations:
Admissions	—	9,240	—	(9,240)	—
Concessions	—	13,603	—	—	(13,603)
Rewards redeemed:
Admissions	—	(3,796)	—	3,796	—
Concessions	—	(5,509)	—	—	5,509
Amortization of deferred revenue	(4,245)	—	4,245	—	—

For the period ended or balance as of September 29, 2011	$10,569	$14,117	$4,245	$(5,444)	$(8,094)

        During fiscal 2011, films licensed from our six largest distributors based on revenues accounted for approximately 81% of our U.S. and Canada admissions revenues. Our revenues attributable to individual distributors may vary significantly from year to year depending upon the commercial success of each distributor's films in any given year.

        During the period from 1990 to 2010, the annual number of first-run films released by distributors in the United States ranged from a low of 370 in 1995 to a high of 634 in 2008, according to Motion Picture Association of America 2010 MPAA Theatrical Market Statistics. The number of digital 3D films released annually increased to a high of 25 in 2010 from a low of 0 during this same time period.

        On December 15, 2010, we completed the offering of $600,000,000 aggregate principal amount of our 9.75% Senior Subordinated Notes due 2020 (the "Notes due 2020"). Concurrently with the initial

Notes due 2020 offering, we launched a cash tender offer and consent solicitation and redeemed the then outstanding $325,000,000 aggregate principal amount of our 11% Senior Subordinated Notes due 2016 ("Notes due 2016") during fiscal 2011. Also, on December 15, 2010, we entered into a third amendment to our Senior Secured Credit Agreement dated as of January 26, 2006 to, among other things: (i) extend the maturity of the term loans held by accepting lenders of $476,597,000 aggregate principal amount of term loans from January 26, 2013 to December 15, 2016 and to increase the interest rate with respect to such term loans, (ii) replace our existing revolving credit facility with a new five-year revolving credit facility (with higher interest rates and a longer maturity than the existing revolving credit facility), and (iii) amend certain of our existing covenants therein. Primarily as a result of these transactions, our interest expense increased $14,255,000, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010.

        As of September 29, 2011, the amount of unrealized loss for marketable securities, recorded in accumulated other comprehensive loss, was approximately $15,400,000 due to the decline in fair value of the investment in RealD Inc. common stock. We reviewed the unrealized loss for a possible other-than-temporary impairment and determined that the loss as of September 29, 2011 was not other-than-temporary. Consideration was given to the financial condition and near-term prospects of the issuer, the length of time and extent to which the fair value has been less than cost, and our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. The investment in RealD Inc. common stock has been in an unrealized loss position for less than three months at September 29, 2011. The impairment analysis requires significant judgment to identify events or circumstances that would likely have a significant adverse effect on the future value of the investment. We will continue to monitor the fair value of our investments at each reporting period for a possible other-than-temporary impairment; should the fair value of the RealD Inc. common stock continue to remain below cost for a prolonged period of time, we may record an impairment charge in the income statement in future periods.

Operating Results

        The following table sets forth our revenues, operating costs and expenses attributable to our theatrical exhibition operations.

	Thirteen Weeks Ended			Twenty-six Weeks Ended
(In thousands)	September 29, 2011	September 30, 2010	% Change	September 29, 2011	September 30, 2010	% Change
Revenues
Theatrical exhibition
Admissions	$475,504	$458,572	3.7%	$953,594	$907,169	5.1%
Concessions	188,236	179,712	4.7%	380,800	355,671	7.1%
Other theatre	19,683	15,341	28.3%	39,165	31,737	23.4%

Total revenues	$683,423	$653,625	4.6%	$1,373,559	$1,294,577	6.1%

Operating Costs and Expenses
Theatrical exhibition
Film exhibition costs	$256,242	$242,181	5.8%	$515,457	$481,004	7.2%
Concession costs	25,606	23,805	7.6%	51,862	44,301	17.1%
Operating expense	188,788	173,835	8.6%	368,518	321,476	14.6%
Rent	118,299	121,481	-2.6%	235,556	236,035	-0.2%
General and administrative expense:
Merger, acquisition and transaction costs	724	5,219	-86.1%	1,336	10,975	-87.8%
Management Fee	1,250	1,250	—%	2,500	2,500	—%
Other	13,801	17,987	-23.3%	28,251	31,058	-9.0%
Depreciation and amortization	51,353	52,355	-1.9%	103,171	100,958	2.2%

Operating costs and expenses	$656,063	$638,113	2.8%	$1,306,651	$1,228,307	6.4%

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	September 29, 2011	September 30, 2010	September 29, 2011	September 30, 2010
Operating Data—Continuing Operations:
New theatre screens	14	14	26	14
Screens acquired	—	—	—	960
Screen dispositions	29	52	71	183
Average screens—continuing operations(1)	4,989	5,237	4,999	5,035
Number of screens operated			5,083	5,304
Number of theatres operated			351	378
Screens per theatre			14.5	14.0
Attendance (in thousands)—continuing operations(1)	53,215	53,845	107,102	105,479

(1)
Includes consolidated theatres only.

        We present Adjusted EBITDA as a supplemental measure of our performance. We define Adjusted EBITDA as earnings (loss) from continuing operations plus (i) income tax provisions, (ii) interest expense and (iii) depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance and to include any cash distributions of earnings from our equity method investees. These further adjustments are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

	Thirteen Weeks Ended		Twenty-six Weeks Ended
(In thousands)	September 29, 2011	September 30, 2010	September 29, 2011	September 30, 2010
Earnings (loss) from continuing operations	$(10,205)	$60,086	$(9,911)	$69,715
Plus:
Income tax provision (benefit)	545	(1,150)	1,070	5,800
Interest expense	41,664	34,356	83,013	68,758
Depreciation and amortization	51,353	52,355	103,171	100,958
Certain operating expenses (income)(1)	3,539	1,568	8,463	(7,907)
Equity in (earnings) losses of non-consolidated entities	4,801	(5,332)	4,305	(3,566)
Cash distributions from non-consolidated entities(2)	7,998	8,255	10,248	10,175
Gain on NCM transactions	—	(64,648)	—	(64,648)
Investment income	(13)	(54)	(40)	(104)
Other expense(3)	24	—	364	—
General and administrative expense—unallocated:
Merger, acquisition and transaction costs	724	5,219	1,336	10,975
Management fee	1,250	1,250	2,500	2,500
Stock-based compensation expense	827	728	1,318	864

Adjusted EBITDA(2)(4)	$102,507	$92,633	$205,837	$193,520

(1)
Amounts represent preopening expense, theatre and other closure expense, deferred digital equipment rent expense, and disposition of assets and other gains included in operating expenses.

(2)
Effective July 1, 2011, cash distributions from non-consolidated entities were included in our Adjusted EBITDA presentation with conforming reclassification made for the current and prior year presentation. The presentation reclassification reflects how our management evaluates our Adjusted EBITDA performance and is consistent with treatment in our various debt covenant calculations.

(3)
Other expense for fiscal 2012 is comprised of expenses on extinguishment of indebtedness related to the redemption of our 11% Senior Subordinated Notes due 2016 of $54,000 and expenses related to the modification of the Senior Secured Credit Facility of $310,000.

(4)
The acquisition of Kerasotes contributed approximately $20,100,000 during the twenty-six weeks ended September 29, 2011 in Adjusted EBITDA compared to $17,600,000 during the eighteen week period of May 24, 2010 to September 30, 2010.

        Adjusted EBITDA is a non-GAAP financial measure commonly used in our industry and should not be construed as an alternative to net earnings (loss) as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (as determined in accordance with GAAP). Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. We have included Adjusted EBITDA because we believe it provides management and investors with additional information to measure our performance and liquidity, estimate our value and evaluate our ability to service debt. In addition, we use Adjusted EBITDA for incentive compensation purposes.

        Adjusted EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. For example, Adjusted EBITDA:

  •
  does not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments;

  •
  does not reflect changes in, or cash requirements for, our working capital needs;

  •
  does not reflect the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;

  •
  excludes income tax payments that represent a reduction in cash available to us;

  •
  does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future; and

  •
  does not reflect management fees that may be paid to our sponsors.

Thirteen Weeks Ended September 29, 2011 and September 30, 2010

        Revenues.    Total revenues increased 4.6%, or $29,798,000, during the thirteen weeks ended September 29, 2011 compared to the thirteen weeks ended September 30, 2010. Admissions revenues increased 3.7%, or $16,932,000, during the thirteen weeks ended September 29, 2011 compared to the thirteen weeks ended September 30, 2010, primarily due to a 4.9% increase in average ticket prices, partially offset by a 1.2% decrease in attendance. Total admissions revenues were reduced by deferrals, net of rewards redeemed of $2,526,000 during the second quarter of fiscal 2012 related to rewards accumulated under AMC Stubs. The rewards accumulated under AMC Stubs are deferred and recognized in future periods upon redemption or expiration of guest rewards. The increase in average ticket price was primarily due to an increase in attendance from 3D and IMAX film product for which we are able to charge more per ticket than for a standard 2D film, as well as increases in 3D and IMAX ticket prices. Admissions revenues at comparable theatres (theatres opened on or before the second quarter of fiscal 2011 and before giving effect to the net deferral of admissions revenues due to the new AMC Stubs guest frequency program) increased 4.7%, or $19,501,000, during the thirteen weeks ended September 29, 2011 from the comparable period last year, due to increases in average ticket prices. Concessions revenues increased 4.7%, or $8,524,000, during the thirteen weeks ended September 29, 2011 compared to the thirteen weeks ended September 30, 2010, due to a 6.0% increase in average concessions per patron, partially offset by the decrease in attendance. The increase in concessions per patron includes the impact of concession price and size increases placed in effect during the second and third quarters of fiscal 2011, and a shift in product mix to higher priced items including our dine-in theatres. Total concessions revenues were reduced by a net amount of $3,419,000 during the second quarter of fiscal 2012 related to rewards accumulated under AMC Stubs and deferred to be recognized in future periods upon redemption or expiration of guest rewards. Other theatre revenues increased 28.3%, or $4,342,000, during the thirteen weeks ended September 29, 2011 compared to the thirteen weeks ended September 30, 2010, primarily due to increases in membership fees earned through the AMC Stubs guest frequency program, ticket fee revenues, and advertising revenues.

        Operating Costs and Expenses.    Operating costs and expenses increased 2.8%, or $17,950,000, during the thirteen weeks ended September 29, 2011 compared to the thirteen weeks ended

September 30, 2010. Film exhibition costs increased 5.8%, or $14,061,000, during the thirteen weeks ended September 29, 2011 compared to the thirteen weeks ended September 30, 2010 due to the increase in admissions revenues and an increase in film exhibition costs as a percentage of admissions revenues. As a percentage of admissions revenues, film exhibition costs were 53.9% in the current period and 52.8% in the prior period. Film exhibition costs as a percentage of admissions revenues increased primarily due to the net deferral of admissions revenues of $2,526,000 during the second quarter of fiscal 2012 related to the new AMC Stubs guest frequency program. Concession costs increased 7.6%, or $1,801,000, during the thirteen weeks ended September 29, 2011 compared to the thirteen weeks ended September 30, 2010 due to the increase in concession revenues and the increase in concession costs as a percentage of concession revenues. As a percentage of concessions revenues, concession costs were 13.6% in the current period compared with 13.2% in the prior period, primarily due to the net deferral of concession revenues of $3,419,000 during the second quarter of fiscal 2012 related to the new AMC Stubs guest frequency program. As a percentage of revenues, operating expense was 27.6% in the current period as compared to 26.6% in the prior period, primarily due to increases in repairs and maintenance, theatre salaries, advertising, and theatre and other closure expense. The increase in repairs and maintenance expense was due to increases in the number of digital projection systems. Rent expense decreased 2.6%, or $3,182,000, during the thirteen weeks ended September 29, 2011 compared to the thirteen weeks ended September 30, 2010, primarily due to decreases in rent due to the closure of screens.

General and Administrative Expense:

        Merger, Acquisition and Transaction Costs.    Merger, acquisition and transaction costs decreased $4,495,000 during the thirteen weeks ended September 29, 2011 compared to the thirteen weeks ended September 30, 2010. Prior year costs primarily consisted of costs related to the acquisition of Kerasotes.

        Management Fees.    Management fees were unchanged during the thirteen weeks ended September 29, 2011. Management fees of $1,250,000 are paid quarterly, in advance, to our Sponsors in exchange for consulting and other services.

        Other.    Other general and administrative expense decreased 23.3%, or $4,186,000, during the thirteen weeks ended September 29, 2011 compared to the thirteen weeks ended September 30, 2010 due primarily to decreases related to a union-sponsored pension plan and decreases in professional and consulting expenses. During the thirteen weeks ended September 30, 2010, we recorded $2,661,000 of expense related to our complete withdrawal from a union-sponsored pension plan.

        Depreciation and Amortization.    Depreciation and amortization decreased 1.9%, or $1,002,000, compared to the prior period resulting from the declining net book value of theatre assets.

        Other Expense (Income).    Other expense (income) includes $9,456,000 and $7,614,000 of income related to the derecognition of gift card liabilities during the thirteen weeks ended September 29, 2011 and September 30, 2010, respectively, as to which we believe future redemption to be remote.

        Interest Expense.    Interest expense increased 21.3%, or $7,308,000, during the thirteen weeks ended September 29, 2011 compared to the thirteen weeks ended September 30, 2010, primarily due to increases in indebtedness and related interest expense due to the $600,000,000 issuance of our 9.75% Senior Subordinated Notes due 2020 (the "Notes due 2020") on December 15, 2010 and the increases in interest expense related to the modification of our Senior Secured Credit Facility on December 15, 2010, partially offset by the extinguishment of $325,000,000 of our 11% Senior Subordinated Notes due 2016 redeemed with payments made on December 15, 2010 and February 1, 2011.

        Equity in (Earnings) Losses of Non-Consolidated Entities.    Equity in losses of non-consolidated entities were $4,801,000 in the current period compared to equity in earnings of $(5,332,000) in the prior period. Equity in earnings related to our investment in National CineMedia, LLC were $7,275,000 and $8,976,000 for the thirteen weeks ended September 29, 2011 and September 30, 2010, respectively. Equity in losses related to our investment in Open Road Releasing, LLC were $11,065,000 for the thirteen weeks ended September 29, 2011 and equity in losses related to our investment in Digital Cinema Implementation Partners, LLC ("DCIP") were $1,438,000 and $3,412,000 for the thirteen weeks ended September 29, 2011 and September 30, 2010, respectively. See Note 5—Investments for further information.

        Gain on NCM Transactions.    The gain on NCM, Inc. shares of common stock sold during the thirteen weeks ended September 30, 2010 was $64,648,000. See Note 5—Investments for further information.

        Investment Income.    Investment income was $13,000 for the thirteen weeks ended September 29, 2011 compared to $54,000 for the thirteen weeks ended September 30, 2010.

        Income Tax Provision (Benefit).    The income tax provision (benefit) from continuing operations was a provision of $545,000 for the thirteen weeks ended September 29, 2011 and a benefit of $1,150,000 for the thirteen weeks ended September 30, 2010. See Note 8—Income Taxes for further information.

        Earnings from Discontinued Operations, Net.    On December 29, 2008, we sold our operations in Mexico, including 44 theatres and 493 screens. The results of operations of the Cinemex theatres have been classified as discontinued operations for all periods presented.

        Net Earnings (Loss).    Net earnings (loss) were $(10,223,000) and $60,078,000 for the thirteen weeks ended September 29, 2011 and September 30, 2010, respectively. Net loss during the thirteen weeks ended September 29, 2011 was impacted by the equity in losses of Open Road Releasing, LLC of $11,065,000, the increased interest expense of $7,308,000, and the reduced admissions and concessions revenues of $5,945,000 during the thirteen weeks ended September 29, 2011 related to the new AMC Stubs guest frequency program. Net earnings during the thirteen weeks ended September 30, 2010 were positively impacted by a gain on sale of NCM, Inc. shares of $64,648,000 and negatively impacted by increased merger and acquisition costs of approximately $5,176,000, primarily due to the acquisition of Kerasotes.

Twenty-six Weeks Ended September 29, 2011 and September 30, 2010

        Revenues.    Total revenues increased 6.1%, or $78,982,000, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010. The increase in total revenues included $39,400,000 resulting from the acquisition of Kerasotes. Admissions revenues increased 5.1%, or $46,425,000, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010, primarily due to a 3.5% increase in average ticket prices and a 1.5% increase in attendance. The increase in total admissions revenues included the additional attendance and admissions revenues resulting from the acquisition of Kerasotes of approximately $26,500,000. Total admissions revenues were reduced by deferrals, net of rewards redeemed of $5,444,000 during the twenty-six weeks ended September 29, 2011, related to rewards accumulated under AMC Stubs. The rewards accumulated under AMC Stubs are deferred and recognized in future periods upon redemption or expiration of guest rewards. The increase in average ticket price was primarily due to an increase in attendance from 3D film product for which we are able to charge more per ticket than for a standard 2D film, as well as increases in 3D and 2D ticket prices. Admissions revenues at comparable theatres (theatres opened on or before fiscal 2011 and before giving effect to the net deferral of admissions revenues due to the new AMC Stubs guest frequency program) increased

4.1%, or $33,690,000, during the twenty-six weeks ended September 29, 2011 from the comparable period last year, primarily due to increases in average ticket prices. Concessions revenues increased 7.1%, or $25,129,000, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010, due to a 5.6% increase in average concessions per patron and the increase in attendance. The increase in concession revenues included approximately $12,400,000 resulting from the acquisition of Kerasotes. The increase in concessions per patron includes the impact of concession price and size increases placed in effect during the second and third quarters of fiscal 2011, and a shift in product mix to higher priced items, including our dine-in theatres. Total concessions revenues were reduced by a net amount of $8,094,000 during the twenty-six weeks ended September 29, 2011, related to rewards accumulated under AMC Stubs and deferred to be recognized in future periods upon redemption or expiration of guest rewards. Other theatre revenues increased 23.4%, or $7,428,000, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010, primarily due to increases in membership fees earned through the AMC Stubs guest frequency program, non-presentment income from package ticket sales, and advertising revenues. The increases in other theatre revenues included approximately $500,000 resulting from the acquisition of Kerasotes.

        Operating Costs and Expenses.    Operating costs and expenses increased 6.4%, or $78,344,000, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010. The increase in operating costs and expenses included approximately $33,900,000 resulting from the acquisition of Kerasotes. Film exhibition costs increased 7.2%, or $34,453,000, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010 due to the increase in admissions revenues and an increase in film exhibition costs as a percentage of admissions revenues. As a percentage of admissions revenues, film exhibition costs were 54.1% in the current period and 53.0% in the prior period. Film exhibition costs as a percentage of admissions revenues increased primarily due to the net deferral of admissions revenues of $5,444,000 during the twenty-six weeks ended September 29, 2011, related to the new AMC Stubs guest frequency program. Concession costs increased 17.1%, or $7,561,000, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010 due to the increase in concession revenues and the increase in concession costs as a percentage of concession revenues. As a percentage of concessions revenues, concession costs were 13.6% in the current period compared with 12.5% in the prior period, primarily due to the concession price and size increases, a shift in product mix to items that generate higher sales but lower percentage margins, and the net deferral of concessions revenues of $8,094,000 during the twenty-six weeks ended September 29, 2011, related to the new AMC Stubs guest frequency program. As a percentage of revenues, operating expense was 26.8% in the current period as compared to 24.8% in the prior period. Gains were recorded on disposition of assets during the twenty-six weeks ended September 30, 2010 which reduced operating expenses by approximately $9,983,000, primarily due to the sale of a divested AMC theatre in conjunction with the acquisition of Kerasotes. Rent expense decreased 0.2%, or $479,000, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010, primarily due to decreases in rent due to the closure of screens, partially offset by increased rent as a result of the acquisition of Kerasotes on May 24, 2010.

General and Administrative Expense:

        Merger, Acquisition and Transaction Costs.    Merger, acquisition and transaction costs decreased $9,639,000 during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010. Prior year costs primarily consisted of costs related to the acquisition of Kerasotes.

        Management Fees.    Management fees were unchanged during the twenty-six weeks ended September 29, 2011. Management fees of $1,250,000 are paid quarterly, in advance, to our Sponsors in exchange for consulting and other services.

        Other.    Other general and administrative expense decreased 9.0%, or $2,807,000, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010, due primarily to decreases related to a union-sponsored pension plan and decreases in professional and consulting expenses and legal fees, partially offset by increases in salaries and payroll tax expense and expected annual incentive compensation expense. During the twenty-six weeks ended September 30, 2010, we recorded $2,661,000 of expense related to our complete withdrawal from a union-sponsored pension plan.

        Depreciation and Amortization.    Depreciation and amortization increased 2.2%, or $2,213,000, compared to the prior period. Increases in depreciation and amortization expense during the twenty-six weeks ended September 29, 2011 are the result of increased net book value of theatre assets primarily due to the acquisition of Kerasotes, which contributed an increase of $6,600,000 of depreciation expense, partially offset by decreases resulting from the declining net book value of AMC theatre assets.

        Other Expense (Income).    Other expense (income) includes $11,893,000 and $9,553,000 of income related to the derecognition of gift card liabilities during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively, as to which we believe future redemption to be remote. During fiscal 2012, other income is partially offset by expenses on extinguishment of indebtedness related to the redemption of our 11% Senior Subordinated Notes due 2016 of $54,000 and expenses related to the modification of the Senior Secured Credit Facility of $310,000.

        Interest Expense.    Interest expense increased 20.7%, or $14,255,000, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010, primarily due to increases in indebtedness and related interest expense due to the $600,000,000 issuance of our Notes due 2020 on December 15, 2010 and the increases in interest expense related to the modification of our Senior Secured Credit Facility on December 15, 2010, partially offset by the extinguishment of $325,000,000 of our 11% Senior Subordinated Notes due 2016 redeemed with payments made on December 15, 2010 and February 1, 2011.

        Equity in (Earnings) Losses of Non-Consolidated Entities.    Equity in losses of non-consolidated entities were $4,305,000 in the current period compared to equity in earnings of $(3,566,000) in the prior period. Equity in earnings related to our investment in National CineMedia, LLC were $10,514,000 and $12,434,000 for the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. Equity in losses related to our investment in Open Road Releasing, LLC were $12,197,000 for the twenty-six weeks ended September 29, 2011 and equity in losses related to our investment in Digital Cinema Implementation Partners, LLC ("DCIP") were $2,936,000 and $8,581,000 for the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. See Note 5—Investments for further information.

        Gain on NCM Transactions.    The gain on NCM, Inc. shares of common stock sold during the twenty-six weeks ended September 30, 2010 was $64,648,000. See Note 5—Investments for further information.

        Investment Income.    Investment income was $40,000 for the twenty-six weeks ended September 29, 2011 compared to $104,000 for the twenty-six weeks ended September 30, 2010.

        Income Tax Provision.    The income tax provision from continuing operations was $1,070,000 for the twenty-six weeks ended September 29, 2011 and $5,800,000 for the twenty-six weeks ended September 30, 2010. See Note 8—Income Taxes for further information.

        Earnings from Discontinued Operations, Net.    On December 29, 2008, we sold our operations in Mexico, including 44 theatres and 493 screens. The results of operations of the Cinemex theatres have been classified as discontinued operations for all periods presented.

        Net Earnings (Loss).    Net earnings (loss) were $(9,938,000) and $69,690,000 for the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. Net loss during the twenty-six weeks ended September 29, 2011 was impacted by the increased interest expense of $14,255,000, the reduced admissions and concessions revenues of $13,538,000 during the twenty-six weeks ended September 29, 2011 related to the new AMC Stubs guest frequency program, and the equity in losses of Open Road Releasing, LLC of $12,197,000. Net earnings during the twenty-six weeks ended September 30, 2010 were positively impacted by a gain on sale of NCM, Inc. shares of $64,648,000 and a gain on disposition of assets of approximately $9,983,000 and negatively impacted by merger and acquisition costs of approximately $10,754,000, primarily due to the acquisition of Kerasotes.

LIQUIDITY AND CAPITAL RESOURCES

        Our consolidated revenues are primarily collected in cash, principally through box office admissions and theatre concessions sales. We have an operating "float" which partially finances our operations and which generally permits us to maintain a smaller amount of working capital capacity. This float exists because admissions revenues are received in cash, while exhibition costs (primarily film rentals) are ordinarily paid to distributors from 20 to 45 days following receipt of box office admissions revenues. Film distributors generally release the films which they anticipate will be the most successful during the summer and holiday seasons. Consequently, we typically generate higher revenues during such periods.

        We believe that cash generated from operations and existing cash and equivalents will be sufficient to fund operations and planned capital expenditures for at least the next 12 months and enable us to maintain compliance with covenants related to the Senior Secured Credit Facility and our 8% Senior Subordinated Notes due 2014 (the "Notes due 2014"), 8.75% Senior Notes due 2019 (the "Notes due 2019"), and Notes due 2020.

Cash Flows provided by Operating Activities

        Cash flows provided by operating activities, as reflected in the Consolidated Statements of Cash Flows, were $107,741,000 and $24,990,000 during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. The increase in cash flows provided by operating activities for the twenty-six weeks ended September 29, 2011 was primarily due to a decrease in payments on film rent payables, annual incentive compensation, current liabilities acquired from Kerasotes, and increases in deferred revenues related to AMC Stubs. We had working capital deficit as of September 29, 2011 and March 31, 2011 of $23,556,000 and $39,596,000, respectively. Working capital includes $147,840,000 and $141,237,000 of deferred revenues and income as of September 29, 2011 and March 31, 2011, respectively. The increase in deferred revenues as of September 29, 2011 is primarily due to increases in AMC Stubs deferred revenues of $23,249,000 as the level of awards granted have exceeded redemptions and expirations during this period in which membership has increased. We have the ability to borrow against our credit facility to meet obligations as they come due (subject to limitations on the incurrence of indebtedness in our various debt instruments) and could incur indebtedness of $181,993,000 on our Credit Facility to meet these obligations as of September 29, 2011.

Cash Flows used in Investing Activities

        Cash flows used in investing activities, as reflected in the Consolidated Statements of Cash Flows, were $76,690,000 and $169,151,000, during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. Cash outflows from investing activities include capital expenditures of

$56,508,000 and $46,711,000 during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. Our capital expenditures primarily consisted of maintaining our theatre circuit, technology upgrades, strategic growth initiatives and remodels. We expect that our gross cash outflows for capital expenditures will be approximately $140,000,000 to $150,000,000 for fiscal 2012.

        We made partnership investments in non-consolidated entities accounted for under the equity method of approximately $21,699,000, during the twenty-six weeks ended September 29, 2011.

        During the twenty-six weeks ended September 30, 2010, we paid $280,606,000 for the purchase of Kerasotes theatres at closing, net of cash acquired. The purchase included working capital and other purchase price adjustments as described in the Unit Purchase Agreement.

        During the twenty-six weeks ended September 30, 2010, we received net proceeds of $102,224,000 from the sale of 6,655,193 shares of common stock of NCM, Inc. for $16.00 per share.

        We received $55,000,000 in cash proceeds from the sale of certain theatres required to be divested in connection with the Kerasotes acquisition during the twenty-six weeks ended September 30, 2010 and received $991,000 for the sale of real estate acquired from Kerasotes.

        We fund the costs of constructing new theatres using existing cash balances; cash generated from operations or borrowed funds, as necessary. We generally lease our theatres pursuant to long-term non-cancelable operating leases which may require the developer, who owns the property, to reimburse us for the construction costs. We may decide to own the real estate assets of new theatres and, following construction, sell and leaseback the real estate assets pursuant to long-term non-cancelable operating leases.

Cash Flows used in Financing Activities

        Cash flows used in financing activities, as reflected in the Consolidated Statement of Cash Flows, were $8,273,000 and $24,125,000 during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. Financing activities consist of construction payables, deferred financing costs, and principal payments under the Term Loan and capital and financial lease obligations.

        Reference is made to Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011 for certain information about our Senior Secured Credit Facility, our Notes due 2014, our Notes due 2019, our Notes due 2020, and for certain information about our Parent's Term Loan Facility.

        The indentures relating to our notes (Notes due 2014, Notes due 2019, and Notes due 2020) and the Parent Term Loan Facility allow us to incur specified permitted indebtedness (as defined therein) without restriction, including borrowings under the revolving portion of our Senior Secured Credit Facility. The indentures and the Parent Term Loan Facility also allow us to incur any amount of additional debt as long as we can satisfy the applicable coverage ratio of each indenture, after giving effect to the event on a pro forma basis. Under the indentures, we are limited to $100,000,000 of new "permitted indebtedness" in addition to specified permitted indebtedness.

        As of September 29, 2011, the Company was in compliance with all financial covenants relating to the Senior Secured Credit Facility, the Notes due 2014, the Notes due 2019, and the Notes due 2020.

Investment in NCM LLC

        We hold an investment in 15.63% of NCM LLC accounted for following the equity method as of September 29, 2011. The fair market value of these shares is approximately $255,872,000 as of September 29, 2011. Because we have little tax basis in these units, the sale of all these units at

September 29, 2011 would require us to report taxable income of approximately $404,742,000, including distributions received from NCM LLC that were previously deferred. Our investment in NCM LLC is a source of liquidity for us and we expect that any sales we may make of NCM LLC units would be made in such a manner to most efficiently manage any related tax liability. We have available net operating loss carryforwards which could reduce any related tax liability.

Commitments and Contingencies

        The Company has commitments and contingencies for capital and financing leases, corporate borrowings, operating leases, capital related betterments and pension funding that were summarized in a table in the Company's Form 10-K for the year ended March 31, 2011. Since March 31, 2011 there have been no material changes to the commitments and contingencies of the Company outside the ordinary course of business.

New Accounting Pronouncements

        See Note 12—New Accounting Pronouncements to these condensed consolidated financial statements for further information regarding recently issued accounting standards.

Item 3.    Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to various market risks including interest rate risk and foreign currency exchange rate risk.

        Market risk on variable-rate financial instruments.    We maintain a Senior Secured Credit Facility, comprised of a $192,500,000 revolving credit facility and a $650,000,000 term loan facility, which permits borrowings at a rate equal to an applicable margin plus, at our option, either a base rate or LIBOR. Increases in market interest rates would cause interest expense to increase and earnings before income taxes to decrease. The change in interest expense and earnings before income taxes would be dependent upon the weighted average outstanding borrowings during the reporting period following an increase in market interest rates. We had no borrowings on our revolving credit facility as of September 29, 2011 and had $614,250,000 outstanding under the term loan facility on September 29, 2011. A 100 basis point change in market interest rates would have increased or decreased interest expense on the Senior Secured Credit Facility by $3,075,000 during the twenty-six weeks ended September 29, 2011.

        Market risk on fixed-rate financial instruments.    Included in current maturities and long-term corporate borrowings are principal amounts of $300,000,000 of our Notes due 2014, $600,000,000 of our Notes due 2019, and $600,000,000 of our Notes due 2020. Increases in market interest rates would generally cause a decrease in the fair value of the Notes due 2014, Notes due 2019, and Notes due 2020 and a decrease in market interest rates would generally cause an increase in fair value of the Notes due 2014, Notes due 2019, and Notes due 2020.

        Foreign currency exchange rates.    We currently operate theatres in Canada, France and the United Kingdom. As a result of these operations, we have assets, liabilities, revenues and expenses denominated in foreign currencies. The strengthening of the U.S. dollar against the respective currencies causes a decrease in the carrying values of assets, liabilities, revenues and expenses denominated in such foreign currencies and the weakening of the U.S. dollar against the respective currencies causes an increase in the carrying values of these items. The increases and decreases in assets, liabilities, revenues and expenses are included in accumulated other comprehensive loss. Changes in foreign currency exchange rates also impact the comparability of earnings in these countries on a year-to-year basis. As the U.S. dollar strengthens, comparative translated earnings decrease, and as the U.S. dollar weakens, comparative translated earnings from foreign operations increase. A 10%

increase in the value of the U.S. dollar against all foreign currencies of countries where we currently operate theatres would increase earnings before income taxes by approximately $288,000 for the twenty-six weeks ended September 29, 2011 and decrease accumulated other comprehensive loss by approximately $9,595,000 as of September 29, 2011. A 10% decrease in the value of the U.S. dollar against all foreign currencies of countries where we currently operate theatres would decrease earnings before income taxes by approximately $94,000 for the twenty-six weeks ended September 29, 2011 and increase accumulated other comprehensive loss by approximately $11,727,000 as of September 29, 2011.

Item 4.    Controls and Procedures.

  (a)
  Evaluation of disclosure controls and procedures.

        The Company maintains a set of disclosure controls and procedures designed to ensure that material information required to be disclosed in its filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that material information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have evaluated these disclosure controls and procedures as of the end of the period covered by this Quarterly Report on Form 10-Q and have determined that such disclosure controls and procedures were effective.

  (b)
  Changes in internal controls.

        There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

 PART II—OTHER INFORMATION

Item 1.    Legal Proceedings

        Reference is made to Note 11—Commitments and Contingencies to the Company's unaudited condensed consolidated financial statements contained elsewhere in this quarterly report on Form 10-Q for information on certain litigation to which we are a party.

Item 1A.    Risk Factors

        Reference is made to Part I Item 1A. Risk Factors in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011.

Item 6.    Exhibits.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
2.3	Unit Purchase Agreement among Kerasotes ShowPlace Theatres Holdings, LLC, Kerasotes ShowPlace Theatres, LLC, ShowPlace Theatres Holding Company, LLC, AMC ShowPlace Theatres, Inc. and American Multi-Cinema, Inc. (incorporated by reference from Exhibit 2.1 to the Company's Form 8-K (File No. 1-8747) filed on July 14, 2010).
3.1
Restated and Amended Certificate of Incorporation of AMC Entertainment Inc. (as amended on December 2, 1997, September 18, 2001 and December 23, 2004) (incorporated by reference from Exhibit 3.1 to the AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 27, 2004).
3.2	Amended and Restated By-laws of AMC Entertainment Inc. (incorporated by reference from Exhibit 3.2 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 27, 2004).
Certificates of Incorporation or corresponding instruments, with amendments, of the following additional registrants:
3.3.1	Loews Citywalk Theatre Corporation (incorporated by reference from Exhibit 3.3.1 to AMCE's Registration Statement on Form S-4 (File No. 333-133574) filed on April 27, 2006).
3.3.2	LCE Mexican Holdings, Inc. (incorporated by reference from Exhibit 3.3.9 to AMCE's Registration Statement on Form S-4 (File No. 333-133574) filed on April 27, 2006).
3.3.3	AMC Card Processing Services, Inc. (incorporated by reference from Exhibit 3.3.93 to AMCE's Registration Statement on Form S-4 (File No. 333-133574) filed on April 27, 2006).
3.3.4	AMC Entertainment International, Inc. (incorporated by reference from Exhibit 3.3.94 to AMCE's Registration Statement on Form S-4 (File No. 333-133574) filed on April 27, 2006).
3.3.5	American Multi-Cinema, Inc. (incorporated by reference from Exhibit 3.3.10 to AMCE's Form 10-Q (File No. 1-8747) filed on February 8, 2008).
3.3.6	Club Cinema of Mazza, Inc. (incorporated by reference from Exhibit 3.3.97 to AMCE's Registration Statement on Form S-4 (File No. 333-133574) filed on April 27, 2006).
3.3.7	AMC ShowPlace Theatres, Inc. (incorporated by reference from Exhibit 3.3.8 to AMCE's Form 10-Q (File No. 1-8747) filed on August 10, 2010).
3.3.8	AMC ITD, Inc. (incorporated by reference from Exhibit 3.3.10 to AMCE's Registration Statement on Form S-4 (File No. 333-171819) filed on January 21, 2011).
3.4	By-laws of the following Additional Registrants: (incorporated by reference from Exhibit 3.4 to AMCE's Registration Statement on Form S-4 (File No. 333-133574) filed on April 27, 2006):
Loews Citywalk Theatre Corporation

EXHIBIT NUMBER	DESCRIPTION
3.5	By-laws of LCE Mexican Holdings, Inc. (incorporated by reference from Exhibit 3.5 to AMCE's Registration Statement on Form S-4 (File No. 333-133574) filed on April 27, 2006).
3.6	By-laws of AMC Card Processing Services, Inc. (incorporated by reference from Exhibit 3.20 to AMCE's Registration Statement on Form S-4 (File No. 333-133574) filed on April 27, 2006).
3.7	By-laws of AMC Entertainment International, Inc. (incorporated by reference from Exhibit 3.21 to AMCE's Registration Statement on Form S-4 (File No. 333-133574) filed on April 27, 2006).
3.8	By-laws of American Multi-Cinema, Inc. (incorporated by reference from Exhibit 3.9 to AMCE's Form 10-Q (File No. 1-8747) filed on February 8, 2008).
3.9	By-laws of Club Cinema of Mazza, Inc. (incorporated by reference from Exhibit 3.24 to AMCE's Registration Statement on Form S-4 (File No. 333-133574) filed on April 27, 2006).
3.10	By-laws of AMC ShowPlace Theatres, Inc. (incorporated by reference from Exhibit 3.10 to AMCE's Form 10-Q (File No. 1-8747) filed on August 10, 2010).
3.11	By-laws of AMC ITD, Inc. (incorporated by reference from Exhibit 3.11 to AMCE's Registration Statement on Form S-4 (File No. 333-171819) filed on January 21, 2011).
4.1
Indenture, dated as of December 15, 2010, respecting AMC Entertainment Inc.'s 9.75% Senior Subordinated Notes due 2020, among AMC Entertainment Inc., the Guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference from Exhibit 4.1 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 17, 2010).
4.2
Registration Rights Agreement, dated December 15, 2010, respecting AMC Entertainment Inc.'s 9.75% Senior Subordinated Notes due 2020, among Goldman, Sachs & Co., J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Foros Securities LLC, as representatives of the initial purchasers of the 2020 Senior Subordinated Notes and J.P. Morgan Securities LLC, as market maker (incorporated by reference from Exhibit 4.2 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 17, 2010).
4.3
Fifth Supplemental Indenture, dated November 30, 2010, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014, pursuant to which AMC ITD, Inc. guaranteed the 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.3 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 17, 2010).
4.4
Second Supplemental Indenture, dated November 30, 2010, respecting AMC Entertainment Inc.'s 8.75% Senior Notes due 2019, pursuant to which AMC ITD, Inc. guaranteed the 8.75% Senior Notes due 2019 (incorporated by reference from Exhibit 4.4 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 17, 2010).

EXHIBIT NUMBER	DESCRIPTION
4.5	Amendment No. 3 to Credit Agreement, dated December 15, 2010 among AMC Entertainment Inc., Citibank, N.A. as issuer and Citicorp North America, Inc., as swing lender and as administrative agent (incorporated by reference from Exhibit 10.1 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 17, 2010).
*31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Acts of 2002.
*31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Acts of 2002.
*32.1	Section 906 Certifications of Gerardo I. Lopez (Chief Executive Officer) and Craig R. Ramsey (Chief Financial Officer) furnished in accordance with Securities Act Release 33-8212.
**101.INS	XBRL Instance Document
**101.SCH	XBRL Taxonomy Extension Schema Document
**101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
**101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
**101.LAB	XBRL Taxonomy Extension Label Linkbase Document
**101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*
Filed herewith

**
Submitted electronically with this Report.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AMC ENTERTAINMENT INC.
Date: November 10, 2011	/s/ GERARDO I. LOPEZ Gerardo I. Lopez Chief Executive Officer, Director and President

Date: November 10, 2011	/s/ CRAIG R. RAMSEY Craig R. Ramsey Executive Vice President and Chief Financial Officer